UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: August 4, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VIMPELCOM REPORTS H1 2016 RESULTS IN LINE WITH EXPECTATIONS;

FY16 GUIDANCE CONFIRMED

KEY RESULTS AND DEVELOPMENTS

•	Reported total revenue declined 16% YoY, organically[1] stable with strong growth in mobile data revenue of 26% YoY and strong performance in Pakistan and Ukraine, offset by Algeria weakness

•	Reported EBITDA declined 26% YoY due to currency headwinds and exceptional items of USD 116 million, mainly related to Performance Transformation; underlying[2] EBITDA organically[1] increased 3% YoY with margin reaching 42.3%

•	Profit for the period attributable to VimpelCom shareholders of USD 138 million, growing 29% YoY

•	Pakistan transaction completed on 1 July 2016, strengthening our leadership position in the country

•	Filed commitments to the EC regarding the proposed Italy JV and signed formal agreements with Iliad as a potential remedy taker; as of today no Statement of Objections received from the EC; EC decision expected by 8 September 2016

•	FY16 guidance confirmed, albeit at lower end of range for service revenue and underlying EBITDA margin, while capex/revenue is trending towards 17%

Amsterdam (4 August 2016)—VimpelCom Ltd. (NASDAQ: VIP), the international communications and technology company, which is committed to bringing the digital world to each and every customer, today announces financial and operating results for the quarter ended 30 June 2016. These results and the prior year numbers reflect the reclassification of Italy as an asset held for sale pursuant to the announcement of the joint venture with 3 Italia in August 2015.

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“We are pleased to report that VimpelCom’s financial performance is in line with expectations for the first half of the year in spite of weaker service revenue trends in the second quarter. Service revenue declined slightly by 0.7% while underlying EBITDA grew by 3% in the quarter on an organic basis. We saw particularly solid performances in Pakistan and Ukraine and mobile data revenue growth was also strong, up 26%, reflecting our strategic focus to transform our business from traditional voice and messaging to data and digital services. Profit for the period grew 29% and reached USD 138 million. Reported results however continue to be negatively impacted by adverse foreign exchange movements, although this effect is moderating.

In the past few months, we have reached major milestones in executing on our strategy to transform VimpelCom as we closed the transaction in Pakistan with Warid and announced a landmark partnership with Ericsson to invest USD 1 billion to overhaul our IT systems. Furthermore, we remain confident in securing approval from the European Commission for our joint venture in Italy, to merge Wind and 3 Italia, which we expect by the beginning of September. VimpelCom remains on track to achieve its financial targets for the year, although at the lower range for service revenue and underlying EBITDA margin, while the capex to revenue ratio is trending towards 17%.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

(ITALY RECLASSIFIED AS AN ASSET HELD FOR SALE)

USD mln	2Q16	2Q15	Reported YoY	Organic[1] YoY	1H16	1H15	Reported YoY	Organic[1] YoY
Total revenue, of which	2,156	2,570	(16%)	0.1%	4,179	4,882	(14%)	1.8%
mobile and fixed service revenue	2,089	2,515	(17%)	(0.7%)	4,042	4,775	(15%)	0.8%
mobile data revenue	334	325	2%	25.5%	634	612	4%	26.1%
EBITDA	795	1,069	(26%)	(9.0%)	1,553	2,006	(23%)	(5.9%)
EBITDA underlying[2]	911	1,066	(14%)	3.0%	1,710	2,011	(15%)	2.1%
EBITDA margin underlying (EBITDA underlying / total revenue)	42.3%	41.5%	0.8p.p.	1.2p.p.	40.9%	41.2%	(0.3p.p.)	0.1p.p.
Profit/(loss) from continued operations	(39)	274	n.m		(2)	186	n.m
Profit/(loss) from discontinued operations	187	(128)	n.m.		383	134	187%
Profit/(loss) for the period attr. to VIP shareholders	138	108	29%		326	292	12%
Capital expenditures excl. licenses	306	462	(34%)		456	672	(32%)
LTM Capex excl. licenses/revenue	17.3%	19.3%	(2.0p.p.)
Operating cash flow (EBITDA underlying less Capex)	606	604	0%		1,254	1,339	(6%)
Operating cash flow margin (operating cash flow / total revenue)	28.1%	23.5%	4.6p.p.		30.0%	27.4%	2.6p.p.
Net debt	6,575	5,831	13%
Net debt / LTM EBITDA underlying	1.8	1.3
Total mobile customers (millions)[3]	194.1	192.0
Total fixed-line broadband customers (millions)[3]	3.2	3.4

1)	“Organically” or “organic” as used herein shall mean EBITDA, net debt, underlying EBITDA, operating cash flow and organic growth, each of which are non-GAAP financial measures (see Attachment F for reconciliations); organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions
2)	Underlying EBITDA excludes transformation costs and material exceptional items, see Attachment F for reconciliations of non-GAAP measures
3)	Excluding Italy

For definitions used herein and not defined, please see Attachment E

VimpelCom Ltd. Q2 2016 | 1

PRESENTATION OF FINANCIAL RESULTS

VimpelCom’s results presented in this earnings release are based on IFRS and have not been audited.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

All non GAAP measures disclosed further in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, operating cash flow, organic growth, capital expenditures excluding licenses, LTM Capex excluding licenses/Revenue, are reconciled to comparable GAAP measures in the Attachment F.

All comparisons are on a year-on-year basis unless otherwise stated.

VimpelCom Ltd. Q2 2016 | 2

MAIN EVENTS Q2 2016

•	VimpelCom and Dhabi Group announced the completion of the Mobilink and Warid transaction in Pakistan

•	Filing of commitments to EC and formal agreements signed with Iliad by VimpelCom and CK Hutchison Holdings

•	VimpelCom and Ericsson entered into a USD 1 billion long term global software partnership

•	Djezzy awarded license to provide 4G/LTE services in Algeria

•	Continued strengthening of senior management team

VIMPELCOM AND DHABI GROUP COMPLETED MOBILINK AND WARID TRANSACTION IN PAKISTAN (1 JULY 2016)

VimpelCom, Global Telecom Holding, together with Warid Telecom Pakistan and Bank Alfalah (Dhabi Group shareholders), completed the transaction to merge Mobilink and Warid, creating Pakistan’s next generation digital telecommunications provider. Over 50 million customers in Pakistan will benefit from high-speed mobile telecommunications and a best-in-class digital mobile network. The combined Mobilink and Warid entity will be the leading telecommunications provider of 2G, 3G and 4G/LTE services in Pakistan, providing higher quality national voice and data coverage, faster downloads, and a wider portfolio of products and services.

With the completion of the transaction, Chief Executive Officer Jeffrey Hedberg handed over the CEO role of Mobilink and Warid to Aamir Ibrahim, previously Chief Commercial Officer and Deputy CEO of Mobilink.

FILING OF COMMITMENTS TO EC AND FORMAL AGREEMENTS SIGNED WITH ILIAD BY VIMPELCOM AND CK HUTCHISON HOLDINGS (6 JULY 2016)

VimpelCom and CK Hutchison Holdings formally submitted commitments to the European Commission regarding the proposed merger of their telecoms businesses in Italy, WIND Telecomunicazioni and 3 Italia. The commitments include the sale of spectrum and sites and an undertaking to provide other services including national roaming from the merged entity to enable a new mobile network operator to enter the Italian market. Furthermore, VimpelCom and CK Hutchison Holdings entered into formal agreements with Iliad as a potential remedy taker. The agreements with Iliad are subject to the European Commission’s approval.

VimpelCom remains confident of securing regulatory approval from the European Commission, which is expected by 8 September 2016. As of today, no Statement of Objections has been received from the EC.

VIMPELCOM AND ERICSSON ENTERED INTO A USD 1 BILLION LONG-TERM GLOBAL SOFTWARE PARTNERSHIP (13 JUNE 2016)

VimpelCom entered into a USD 1 billion long-term global software partnership with Ericsson that will radically transform VimpelCom’s global IT infrastructure.

The partnership encompasses a complete overhaul of VimpelCom’s customer-facing IT infrastructure across 11 countries and 12 time zones - on a scale that is amongst the largest and most ambitious in the industry’s history. VimpelCom will digitalize and globalize its Business Support Systems infrastructure using Ericsson’s new software and cloud technologies. The agreement reflects

VimpelCom’s commitment to bringing the best services to its customers through innovative solutions and industry collaborations. The agreement will accelerate product and service development, while the delivery and use of near real-time analytics will allow greater personalization of services for customers. In addition, a simpler user interface will also enhance the customer experience on all levels. The agreement with Ericsson will also contribute to the reduction by more than 50 percent of VimpelCom IT expenses (opex and capex) by year three, down to a ratio of around 2 percent of Group total revenue.

DJEZZY AWARDED LICENSE TO PROVIDE 4G/LTE SERVICES IN ALGERIA (24 MAY 2016)

Djezzy, the market-leading subsidiary in Algeria, has been awarded one of three licenses to provide 4G/LTE services in the country. Djezzy has the largest network in Algeria with the widest coverage and plans to invest significantly to upgrade its networks further. This includes modernizing 2G services and completing the full deployment of 3G in all 48 of Algeria’s wilayas (provinces) by the end of 2016.

CONTINUED STRENGTHENING OF SENIOR MANAGEMENT TEAM

As we move forward with our transformation plans, we are continuing to strengthen our management team and our compliance function. VimpelCom announced the appointment of Kjell Morten Johnsen as Head of Major Markets. In this new role, Kjell will be a member of the Group Executive Committee responsible for VimpelCom’s businesses in Russia and Italy. Kjell has extensive international expertise in senior roles across a variety of industries with responsibility for markets such as Russia, Scandinavia and Central and Eastern Europe. Kjell joins VimpelCom from Telenor, where he was head of Telenor Europe with previous roles as CEO of Telenor Serbia as well as Senior Vice President & Head of Telenor Russia, Telenor Central & Eastern Europe. He was also a member of VimpelCom Ltd’s Supervisory Board from 2011 until 2015 and the PJSC’s Board of Directors from 2007 to 2013.

VimpelCom also announced the appointment of Dan Chapman as Group Chief Compliance Officer. Dan has extensive experience developing and implementing ethics and compliance programs. He joined VimpelCom from Cameron International Corporation, where he was Vice President, Chief Ethics and Compliance Officer. Prior to joining Cameron in 2014, Dan was Chief Compliance Officer and Counsel for Parker Drilling.

VimpelCom Ltd. Q2 2016 | 3

GROUP PERFORMANCE Q2 2016

•	Total revenue organically stable YoY

•	Reported EBITDA declined 26% YoY mainly due to currency headwinds and exceptional items of USD 116 million, mainly related to Performance Transformation. Underlying EBITDA organically increased 3% YoY

•	Profit for the period attributable to VimpelCom shareholders of USD 138 million, growing 29% YoY

FINANCIALS BY COUNTRY

USD mln	2Q16	2Q15	Reported YoY	Organic YoY	Forex	1H16	1H15	Reported YoY	Organic YoY	Forex
Total revenue	2,156	2,570	(16%)	0%	(16%)	4,179	4,882	(14%)	2%	(16%)
Russia	1,013	1,292	(22%)	(2%)	(20%)	1,903	2,359	(19%)	(1%)	(18%)
Algeria	251	328	(23%)	(15%)	(9%)	529	650	(19%)	(8%)	(11%)
Pakistan	285	257	11%	14%	(3%)	558	506	10%	13%	(3%)
Bangladesh	157	151	4%	5%	(1%)	312	298	5%	6%	(1%)
Ukraine	146	154	(5%)	11%	(16%)	281	305	(8%)	12%	(19%)
Uzbekistan	164	175	(6%)	8%	(14%)	329	342	(4%)	11%	(15%)
Other	140	213	(34%)			266	422	(37%)
Service revenue	2,089	2,515	(17%)	(1%)	(16%)	4,042	4,775	(15.3%)	0.8%	(16%)
Russia	985	1,257	(22%)	(2%)	(20%)	1,837	2,292	(20%)	(2%)	(18%)
Algeria	248	326	(24%)	(15%)	(9%)	524	645	(19%)	(8%)	(11%)
Pakistan	269	244	10%	13%	(3%)	526	481	9%	13%	(3%)
Bangladesh	152	149	2%	3%	(1%)	305	294	4%	5%	(1%)
Ukraine	145	153	(5%)	11%	(16%)	280	304	(8%)	11%	(19%)
Uzbekistan	164	175	(6%)	8%	(14%)	329	342	(4%)	11%	(15%)
Other	126	210	(40%)			241	417	(42%)
EBITDA	795	1,069	(26%)	(9%)	(17%)	1,553	2,006	(23%)	(6%)	(17%)
Russia	414	524	(21%)	(1%)	(20%)	742	944	(21%)	(4%)	(18%)
Algeria	128	175	(27%)	(18%)	(8%)	286	344	(17%)	(6%)	(11%)
Pakistan	115	106	8%	11%	(3%)	231	202	14%	18%	(3%)
Bangladesh	69	63	8%	9%	(1%)	139	123	13%	14%	(1%)
Ukraine	80	70	15%	34%	(19%)	151	133	14%	38%	(24%)
Uzbekistan	94	113	(17%)	(4%)	(13%)	194	217	(11%)	3%	(14%)
Other	(105)	17	n.m.			(190)	42	n.m
EBITDA margin	36.9%	41.6%	(4.7p.p.)			37.2%	41.1%	(3.9p.p.)
EBITDA underlying	911	1,066	(14%)	3%	(17%)	1,710	2,011	(15%)	2%	(17%)
Russia	417	524	(20%)	(0%)	(20%)	745	944	(21%)	(3%)	(18%)
Algeria	128	175	(27%)	(18%)	(8%)	287	344	(17%)	(6%)	(11%)
Pakistan	129	103	25%	29%	(3%)	249	207	20%	24%	(4%)
Bangladesh	75	63	18%	19%	(1%)	149	123	21%	22%	(1%)
Ukraine	80	70	15%	34%	(19%)	151	133	14%	38%	(24%)
Uzbekistan	94	113	(17%)	(4%)	(13%)	191	217	(12%)	1%	(14%)
Other	(12)	17	n.m.	n.m.	n.m.	(61)	42	n.m.	n.m.	n.m.
EBITDA margin underlying	42.3%	41.5%	0.8p.p.	1.2p.p.		40.9%	41.2%	(0.3p.p.)	0.1p.p.

Total Group revenue for Q2 2016 decreased 16% year-on- year to USD 2.2 billion due to adverse currency movements, while it marginally increased organically, driven by positive performance in Pakistan and Ukraine, offset by negative performance mainly in Algeria. Service revenue decreased 0.7% organically, due to a decrease in voice revenue, partly offset by strong growth in mobile data revenue of 26% on an organic basis. Total mobile customers increased by two million to 194 million at the end of Q2 2016, due to strong customer growth in Pakistan.

Group EBITDA reported in Q2 2016 declined 26% to USD 795 million due to currency headwinds and exceptional items of USD 116 million. Underlying EBITDA was USD 911 million, an organic increase of 3%. The exceptional items primarily relate to the Group-wide Performance Transformation program. In Q2 2015, VimpelCom recognized positive exceptional items totaling USD 3 million, related to one-off in utility costs, partially offset by SIM re-verification costs in Pakistan. The reconciliation table for EBITDA and underlying EBITDA is set forth in Attachment F.

VimpelCom Ltd. Q2 2016 | 4

In Russia, service revenue organically decreased 2% mainly due to a reduction in fixed-line service revenue. Fixed-line service revenue decreased organically by 10% mainly as a result of corporate customers changing their contracts from U.S. dollar to ruble together with lower B2C revenue. Mobile service revenue decreased organically by 0.4% to RUB 54.7 billion, driven by lower voice and roaming revenue, due to an average price per minute reduction, almost fully offset by strong organic growth in mobile data revenue of 20%. Beeline’s mobile customer base expanded marginally to 57.4 million.

EBITDA decreased 1% in Russia. Underlying EBITDA was broadly organically stable YoY, adjusted for exceptional costs of RUB 177 million related to the Performance Transformation program in Q2 2016. The decrease in revenue, which was driven by the negative impact of ruble depreciation, affecting roaming and interconnect costs, was offset by cost savings related to the Performance Transformation program.

In Algeria, service revenue organically decreased 15% in Q2 2016, due to the combined impact of the historic 3G coverage shortfalls and the SMP (“Significant Market Player”) designation, sub-optimal changes in billing increments, low sales due to change in commission structure and the shift in Ramadan by almost two weeks.

Underlying EBITDA organically decreased 18%, due to the decrease in revenue, leading to an underlying EBITDA margin of 51%.

In Pakistan, mobile service revenue organically increased 13%, despite the shift in the Ramadan calendar, which had a negative impact of 0.8% for the Q2 2016 comparison. This growth was generated across all revenue streams, but primarily in data revenue, which grew 55%.

Underlying EBITDA increased organically by 29% and EBITDA margin increased 5.2 percentage points to 45% in Q2 2016, outpacing the revenue growth on the back of cost control.

In Bangladesh, service revenue increased 3% organically, mainly attributable to increasing voice revenue and a 60% increase in data revenue. The slow-down in the revenue trend is mainly due to the introduction of another 2% supplementary duty on recharges from June 2016 on top of the additional 1% surcharge from March 2016.

Underlying EBITDA organically grew 19% YoY, driven by revenue growth and Performance Transformation initiatives, particularly in human resources and commercial costs.

In Ukraine, service revenue grew organically 11% YoY, as a result of successful commercial activities and the strong growth of mobile data revenue resulting from the launch of 3G from Q2 2015 onwards.

Underlying EBITDA organically increased 34% in Q2 2016 and EBITDA margin grew 9.3 percentage points to 55.0%, driven by higher revenue, lower interconnect costs and lower structural opex.

In Uzbekistan, service revenue organically increased 8%, mainly as a result of the impact of Beeline’s price plans being denominated in U.S. dollars, increased interconnect revenue and 10% growth of mobile data revenue.

Underlying EBITDA decreased organically by 3.9% and EBITDA margin decreased 7.2 percentage points to 57.1%, mainly driven by the increased customer tax and opex. The increase in customer tax to UZS 1,500 per customer from UZS 750 negatively impacted EBITDA margin by 4.4 percentage points.

In Other, we have included the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan, intercompany eliminations and HQ costs.

VimpelCom Ltd. Q2 2016 | 5

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES

USD mln	2Q16	2Q15	YoY	1H16	1H15	YoY
Total revenue	2,156	2,570	(16%)	4,179	4,882	(14%)
Service revenue	2,089	2,515	(17%)	4,042	4,775	(15%)
EBITDA	795	1,069	(26%)	1,553	2,006	(23%)
EBITDA margin	36.9%	41.6%	(4.7p.p.)	37.2%	41.1%	(3.9p.p.)
Depreciation, amortization and other	(512)	(538)	(5%)	(966)	(1,168)	(17%)
EBIT	283	530	(47%)	587	838	(30%)
Financial income and expenses	(187)	(190)	(2%)	(355)	(404)	(12%)
Net foreign exchange (loss)/gain and others	(0)	(11)	(97%)	18	(112)	(116%)
Profit/(loss) before tax	96	329	n.m	250	321	n.m
Income tax expense	(135)	(55)	144%	(252)	(136)	86%
Profit/(loss) from continued operations	(39)	274	n.m	(2)	186	n.m
Profit/(loss) from discontinued operations	187	(128)	n.m	383	134	187%
Profit for the period attributable to VimpelCom shareholders	138	108	29%	326	292	12%

	2Q16	2Q15	YoY	1H15	1H16	YoY
Capex expenditures	347	591	(41%)	542	854	(37%)
Capex expenditures excl licenses	306	462	(34%)	456	672	(32%)
LTM Capex excl licenses/revenue	17.3%	19.3%	(2.0p.p.)

EBIT was lower year-on-year in Q2 2016 at USD 283 million due to the lower reported EBITDA, slightly offset by lower impairment charges and lower depreciation and amortization, as a result of currency headwinds.

Profit before tax decreased to USD 96 million as a result of lower EBIT, while financial expenses and foreign exchange losses remained almost unchanged.

Income tax expense increased in Q2 2016 to USD 135 million due to a shift in the mix of profit generation with a higher proportion coming from higher tax countries and also the change in the tax regime in Uzbekistan, which caused an effective tax rate in that country of above 50% from 2016 onwards. In Q2 2015, the Company recorded a positive effect of USD 75 million on deferred taxes as a result of legal entity restructurings, which caused the year on year comparison to worsen. In addition, the Q2 2016 effective tax rate was impacted by the creation of non-cash tax provisions in Tajikistan and GTH, amounting to USD 26 million.

Profit from discontinued operations increased to USD 187 million in Q2 2016, due to the elimination of depreciation and amortization charges from the results in Italy as of Q3 2015, as Italy was classified as held for sale under IFRS rules. Italy standalone results improved due to the refinancing activities completed in 2015.

Profit for the period attributable to VimpelCom shareholders was USD 138 million, which was negatively impacted by exceptional items amounting to USD 116 million at EBITDA level and a higher effective tax rate.

Capex decreased 41% to USD 347 million in Q2 2016, primarily as a result of currency depreciation and Performance Transformation program, leading to a LTM capex to revenue ratio of 17%. The Company will maintain its strategy of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia and Algeria and 3G networks in Algeria, Bangladesh, Pakistan and Ukraine.

VimpelCom Ltd. Q2 2016 | 6

FINANCIAL POSITION & CASH FLOW

USD mln	2Q16	1Q16	QoQ
Total assets	34,888	33,969	3%
Shareholders’ equity	4,365	4,045	8%
Gross debt	10,560	9,686	9%
Net debt	6,575	6,407	3%
Net debt / underlying LTM EBITDA	1.8	1.7

USD mln	2Q16	2Q15	YoY	1H16	1H15	YoY
Net cash from / (used in) operating activities	679	801	(122)	442	37	405
from continued operations	427	688	(261)	67	(187)	255
from discontinued operations	252	113	139	375	224	150
Net cash from / (used in) investing activities	(626)	(807)	181	(1,177)	(757)	(420)
from continued operations	(405)	(601)	196	(765)	(1,081)	316
from discontinued operations	(221)	(206)	(15)	(412)	324	(736)
Net cash from / (used in) financing activities	693	(2,279)	2,972	719	(1,140)	1,860
from continued operations	693	(2,095)	2,790	729	(449)	1,178
from discontinued operations	0	(182)	182	(10)	(691)	682

Gross debt increased 9% quarter-on-quarter by USD 874 million mainly due to USD 1.2 billion of newly issued GTH bonds, partially offset by debt repayments in Russia of USD 0.3 billion and the RUB appreciation against the USD.

Net debt increased 3% quarter-on-quarter, mainly due to the ruble appreciation against the U.S. dollar while net cash inflow from operating activities exceeded net cash flow used in investing activities.

Net cash from operating activities decreased in Q2 2016 by USD 122 million mainly due to the year-on-year reduction in EBITDA which was negatively affected by currency movements with some mitigation from lower interest payments and the cash inflow from operating activities from discontinued operations.

Net cash flow used in investing activities decreased by USD 181 million mainly due to lower cash capital expenditures, partially offset by a loan granted to Warid of USD 81 million as part of the closing of the transaction in Pakistan, which was made in order to repay part of Warid’s debt structure.

Net cash used in financing activities was positive in Q2 2016, due to the cash inflow from newly issued bonds at GTH, partially offset by repayments in Russia. In Q2 2015, the net cash used in financing activities was related to the USD bonds tender settlement of USD 1.8 billion, the repayment of an Italian Government loan of USD 0.2 billion and the repayment of a Sberbank loan for another USD 0.2 billion.

VimpelCom Ltd. Q2 2016 | 7

COUNTRY PERFORMANCE – Q2 2016

•	Russia

•	Algeria

•	Pakistan

•	Bangladesh

•	Ukraine

•	Uzbekistan

•	Italy

VimpelCom Ltd. Q2 2016 | 8

RUSSIA

RUB mln	2Q16	2Q15	YoY	1H16	1H15	YoY
Total revenue	66,700	68,035	(2%)	133,034	134,311	(1%)
Mobile service revenue	54,732	54,926	(0%)	107,389	107,075	0%
Fixed-line service revenue	10,123	11,235	(10%)	20,985	23,435	(10%)
EBITDA	27,269	27,536	(1%)	51,679	53,666	(4%)
EBITDA underlying	27,446	27,536	(0%)	51,909	53,666	(3%)
EBITDA margin	40.9%	40.5%	0.4p.p.	38.8%	40.0%	(1.1p.p.)
EBITDA underlying margin	41.1%	40.5%	0.7p.p.	39.0%	40.0%	(0.9p.p.)
Capex excl. licenses	7,191	11,164	(36%)	10,372	16,343	(37%)
LTM Capex excl. licenses /revenue	16.6%	18.3%	(1.7p.p.)
Mobile
Total revenue	56,539	56,758	(0%)	111,947	110,781	1%
- of which mobile data	12,584	10,473	20%	24,773	20,677	20%
Customers (mln)	57.4	57.2	0%
- of which data users (mln)	33.6	30.8	9%
ARPU (RUB)	304	316	(4%)
MOU (min)	337	320	5%
Data usage (MB/user)	1,907	1,490	28%
Fixed-line
Total revenue	10,161	11,278	(10%)	21,087	23,530	(10%)
Broadband revenue	2,471	3,060	(19%)	5,281	6,228	(15%)
Broadband customers (mln)	2.0	2.2	(11%)
Broadband ARPU (RUB)	391	451	(13%)

The macro-economic slowdown and weakened ruble continued to negatively impact revenue growth and profitability in Russia. In addition, competition has increased during 2016 and the Company expects the environment to remain challenging for the remainder of the year.

Beeline’s mobile customer base marginally increased year-on-year to 57.4 million in Q2 2016. Annualized churn increased 5 percentage points to 56%. NPS was stable, while relative NPS continued to improve, positioning Beeline on par among the three largest operators.

Total service revenue in Q2 2016 declined 2% to RUB 64.8 billion, mainly as a result of a decline in fixed-line service revenue. Mobile service revenue decreased 0.4% to RUB 54.7 billion, driven by lower voice and roaming revenue, due to an average price per minute reduction as existing customers continued to migrate to the Company’s current price plans. Mobile data revenue continued to grow strongly, increasing 20% to RUB 12.6 billion, attributable to the active bundle promotion, increased smartphone penetration and customer traffic growth.

Fixed-line service revenue decreased by 10% to RUB 10.1 billion mainly as a result of corporate customers changing their contracts from U.S. dollar to ruble together with lower B2C revenue.

In Russia, reported EBITDA decreased 1% to RUB 27.3 billion. Underlying EBITDA was broadly stable, adjusted for exceptional costs of RUB 177 million related to the Performance Transformation program in Q2 2016. The effect of the decrease in revenue and negative impact of the depreciation of the ruble, which impacted roaming and interconnect costs, was offset by cost savings as a result of the Performance Transformation initiatives.

Capex excluding licenses decreased 36% to RUB 7.2 billion, largely due to phasing, together with capital efficiency improvements, mainly as a result of savings from centralizing procurement on a global basis. The LTM capex to revenue ratio for Q2 2016 was 17%.

VimpelCom Ltd. Q2 2016 | 9

ALGERIA

DZD bln	2Q16	2Q15	YoY	1H16	1H15	YoY
Total revenue	27.4	32.2	(15%)	57.5	62.2	(8%)
Mobile service revenue	27.2	32.0	(15%)	56.9	61.8	(8%)
of which mobile data	1.7	1.1	53%	3.5	1.9	85%
EBITDA	14.0	17.2	(18%)	31.1	32.9	(6%)
EBITDA underlying	14.0	17.2	(18%)	31.1	32.9	(6%)
EBITDA margin	51.1%	53.4%	(2.4p.p.)	54%	53%	1.2p.p.
EBITDA underlying margin	51.2%	53.4%	(2.3p.p.)	54%	53%	1.2p.p.
Capex excl. licenses	4.7	4.5	4%	7.6	8.8	(13%)
LTM Capex excl. licenses/revenue	14.9%	17.3%	(2.3p.p.)
Mobile
Customers (mln)	16.3	17.1	(4%)
- of which mobile data customers (mln)	5.4	2.7	98%
ARPU (DZD)	542	617	(12%)
MOU (min)	333	387	(14%)
Data usage (MB/user)	304	273	11%

Although Djezzy’s operations delivered strong margins during the second quarter, the Company continued to experience significant pressure on results. The decrease in revenue was not only due to the shift in Ramadan calendar (June 2016 included 24 days of Ramadan, while June 2015 included 12 days of Ramadan) but was also caused by continued customer churn and ARPU erosion. The Company expects this pressure to continue for the remainder of the year, as it will take time to stabilize its commercial proposition and its customer base.

VimpelCom’s customer base in Algeria decreased 4% year-on-year to 16.3 million and ARPU declined by 12% due to the combined impact of historic 3G coverage shortfalls, sub-optimal changes in Q2 2016 to billing increments and the commission structure for indirect distribution, both of which were partially corrected in Q2 2016, together with forced migrations from legacy tariffs from late 2015 onwards. In addition, Q2 2016 ARPU was impacted by the shift in Ramadan which caused a 2.3% ARPU decrease for the quarter.

As a result, Djezzy’s Q2 2016 service revenue was DZD 27.2 billion, down 15%, while data revenue continued to strongly grow by 53%, due to the higher usage and substantial increase in data customers as a result of the 3G network roll-out.

The Company is taking further measures to improve performance and stabilize the customer base, including distribution transformation and monobrand roll-out, new simple offers aligned with customer needs, promoting micro campaigns with tailored services to increase satisfaction, data monetization activities and smartphone promotions coupled with bundle offers.

In Q2 2016, EBITDA decreased 18% to DZD 14.0 billion due to the decrease in revenue. EBITDA margin remained strong at 51% due to commercial and network costs optimization as well as a decline in personnel costs, driven by headcount reduction.

Today Djezzy has the largest network in Algeria with the widest coverage and plans to invest significantly to upgrade its networks further. In Q2 2016, Djezzy continued to roll-out in new regions and, as a result, Djezzy’s 3G network covers 41 wilayas (provinces) while full 3G deployment across all 48 of Algeria’s wilayas is expected to be complete by the end of 2016. In Q2 2016, capex was DZD 4.7 billion, a 4% increase, while the LTM capex to revenue ratio was 15%.

In May 2016, Djezzy was awarded one of three licenses to provide 4G/LTE services in the country. The Company expects to launch high-speed 4G/LTE in autumn 2016 with the opportunity to win back high value customers. As part of the preparations for this launch, the Company is modernizing and upgrading existing sites to a single-RAN architecture and to date 1,000 sites have already been upgraded. Djezzy is also upgrading its network to an all-IP enabled technology in order to address the expected increase in data traffic.

VimpelCom Ltd. Q2 2016 | 10

PAKISTAN

PKR bln	2Q16	2Q15	YoY	1H16	1H15	YoY
Total revenue	29.8	26.2	14%	58.4	51.5	13%
Mobile service revenue	28.1	24.9	13%	55.1	48.8	13%
of which mobile data	3.2	2.1	55%	6.7	4.0	67%
EBITDA	12.0	10.8	11%	24.2	20.6	18%
EBITDA underlying	13.5	10.5	29%	26.0	21.0	24%
EBITDA margin	40.2%	41.3%	(1.1p.p.)	41.4%	39.9%	1.4p.p.
EBITDA underlying margin	45.4%	40.2%	5.2p.p.	44.6%	40.8%	3.8p.p.
Capex excl. licenses	3.6	8.1	(56%)	4.9	10.7	(54%)
LTM Capex excl. licenses /revenue	16.8%	29.3%	(12.4p.p.)
Mobile
Customers (mln)	39.1	33.4	17%
- of which mobile data customers (mln)	19.4	14.8	31%
ARPU (PKR)	233	225	4%
MOU (min)	677	658	3%
Data usage (MB/user)	292	298	(2%)

Mobilink’s market position continued to improve in Q2 2016, demonstrating strong performance with double-digit YoY revenue and EBITDA growth.

In Q2 2016, Mobilink’s revenue increased 14% with mobile service revenue increasing by 13% to PKR 28 billion, despite the shift in Ramadan which had a negative year-on-year impact of 0.8% in the quarter. Mobilink continues to show voice and SMS revenue growth, which is not only a result of customer growth, but also due to price adjustments that led to an ARPU increase. Data revenue grew by 55% due to successful data monetization initiatives, including attractive bundle offers and unification of the tariff portfolio, together with continued 3G network expansion.

Mobilink’s customer base increased 17% in 2Q 2016, driven through a continued focus on price simplicity, distribution and transparency for its customers. The company sees data and voice monetization as the key priorities, underpinned by the best network in terms of both quality of service and coverage.

In order to stimulate the growth of smartphone penetration, in Q2 2016 Mobilink continued to promote co-branded devices from low end feature phones to high end smartphones and tablets under the ‘Jazz X’ brand. Mobilink also invested in its distribution capabilities through launching mono-brand stores and establishing strategic partnerships with leading handset suppliers.

The company now offers 3G in over 350 cities in Pakistan, many of which previously had no access to broadband services. As a result, Mobilink continues to lead the market with over 19.4 million mobile data customers.

MFS revenue continued to show good growth of 56% due to an increase in over-the-counter (OTC) transactions and higher agent activity. As a result, MFS revenue now represents 3.5% of service revenue.

Underlying EBITDA margin increased 5.2 percentage points to 45.4% in Q2 2016, and underlying EBITDA for 2Q 2016 increased 29% to PKR 13.5 billion due to Performance Transformation benefits and scale effects.

Capex decreased to PKR 3.6 billion in Q2 2016 with a LTM capex to revenue ratio of 17% and Mobilink continues to invest in its high-speed 3G network roll-out. Mobilink has also successfully completed the network swap, an action of the global procurement program in order to improve pricing and technical support activities.

In July 2016, VimpelCom closed the transaction to merge Mobilink with Warid Telecom, creating the leading high-speed mobile operator in Pakistan. Over 50 million customers in Pakistan will benefit from high-speed mobile telecommunications and a best-in-class digital mobile network. The combined Mobilink and Warid entity will be the leading telecommunications provider of 2G, 3G and 4G/LTE services in Pakistan, providing higher quality national voice and data coverage, faster downloads and a wider portfolio of products and services. For the year to 30 June 2016, Warid reported PKR 37 billion in revenue and an EBITDA margin of 20%. Warid’s net debt as of 30 June 2016 was PKR 37 billion (USD 350 million), excluding an intercompany loan granted by Mobilink. From July 2016 onwards, Warid’s numbers will be consolidated into VimpelCom’s accounts.

VimpelCom Ltd. Q2 2016 | 11

BANGLADESH

BDT bln	2Q16	2Q15	YoY	1H16	1H15	YoY
Total revenue	12.3	11.8	5%	24.5	23.2	6%
Mobile service revenue	11.9	11.6	3%	23.9	22.9	5%
of which mobile data	1.2	0.7	60%	2.2	1.4	60%
EBITDA	5.4	4.9	9%	10.9	9.6	14%
EBITDA underlying	5.8	4.9	19%	11.7	9.6	22%
EBITDA margin	43.7%	41.9%	1.8p.p.	44.5%	41.2%	3.2p.p.
EBITDA underlying margin	47.5%	41.9%	5.6p.p.	47.8%	41.2%	6.6p.p.
Capex excl. licenses	2.6	2.5	3%	3.9	3.4	14%
LTM Capex excl. licenses /revenue	22.6%	26.0%	(3.4p.p.)
Mobile
Customers (mln)	31.1	32.0	(3%)
- of which mobile data customers (mln)	14.5	13.7	6%
ARPU (BDT)	126	120	5%
MOU (min)	316	300	5%
Data usage (MB/user)	167	60	178%

Banglalink continued to demonstrate YoY growth in Q2 2016 in both revenue and EBITDA despite the shift in Ramadan and intense market competition.

In Q2 2016, Banglalink’s total revenue increased 5% year-on-year to BDT 12.3 billion. The increase in revenue was mainly driven by continued increases in voice revenue, primarily as a result of traffic growth, coupled with a 60% increase in data revenue. This data revenue growth was driven by 6% growth in data users and data usage growth of 178%, supported by expanding 3G coverage and smartphone penetration. Despite aggressive price competition, Banglalink’s ARPU increased 5% mainly on the back of growing voice and data traffic. The relative deceleration of the year-on-year revenue growth rate was primarily caused by the imposition of an incremental 2% supplementary duty on recharges from June 2016 on top of the additional 1% surcharge from March 2016.

The main operational focus during the quarter was the ongoing SIM re-verification program. This government-mandated initiative started in December 2015 and requires each mobile phone operator to verify all customers using fingerprints in order to ensure authentic registration, proper accountability and enhanced security.

Banglalink is one of the leaders in this mobile security initiative, and managed to verify 93% of customers representing almost 100% of its revenue. This re-verification initiative will also provide a solid and secure customer base to develop new revenue from mobile financial services as part of our digital strategy.

However, this program contributed to a slowdown of acquisition activity across the market in H1 2016 and also resulted in the blocking of unverified SIMs in June 2016, both of which resulted in a 3% decline in the customer base at the end of Q2 2016.

In Q2 2016, the company’s underlying EBITDA, excluding one-offs which were mainly related to the Performance Transformation program and SIM re-verification costs, grew 19% to BDT 5.8 billion driven by both the revenue growth and Performance Transformation initiatives, particularly in human resources and commercial costs. As a result, the underlying EBITDA margin was 47.5%, which represents a 5.6 percentage point increase.

Capex increased 3% to BDT 2.6 billion in Q2 2016, while the LTM capex to revenue ratio was 23%. Banglalink continues to invest in efficient data networks with 50% of the population covered by the 3G network at the end of Q2 2016, up from 33% at year-end 2015.

VimpelCom Ltd. Q2 2016 | 12

UKRAINE

UAH mln	2Q16	2Q15	YoY	1H16	1H15	YoY
Total revenue	3,689	3,315	11%	7,157	6,407	12%
Mobile service revenue	3,399	3,069	11%	6,598	5,921	11%
Fixed-line service revenue	262	238	10%	520	471	11%
EBITDA	2,027	1,512	34.0%	3,848	2,790	38%
EBITDA underlying	2,027	1,512	34.0%	3,828	2,790	37%
EBITDA margin	54.9%	45.6%	9.3p.p.	53.8%	43.5%	10.2p.p.
EBITDA underlying margin	55.0%	45.6%	9.3p.p.	53.5%	43.5%	9.9p.p.
Capex excl. licenses	727	1,176	(38%)	975	1,919	(49%)
LTM Capex excl. licenses/revenue	18.4%	23.0%	(4.6p.p.)
Mobile
Total operating revenue	3,427	3,077	11%	6,636	5,936	12%
of which mobile data	544	304	79%	1,040	585	78%
Customers (mln)	25	26	(2%)
of which data customers(mln)	10.3	10.9	(5%)
ARPU (UAH)	44	39	14%
MOU (min)	559	530	5%
Data usage	283	154	83%
Fixed-line
Total operating revenue	262	238	10%	520	471	11%
Broadband revenue	151	132	14%	298	249	20%
Broadband customers (mln)	0.8	0.8	(1%)
Broadband ARPU (UAH)	62	54	15%

Kyivstar continued to deliver strong results in Q2 2016, despite a challenging macro-economic environment, with the Company maintaining its clear NPS leadership in the market. However, competition has intensified and the Company expects this to further intensify going forward.

Total service revenue increased 11% year-on-year to UAH 3.7 billion in Q2 2016. Mobile service revenue grew 11% to UAH 3.4 billion as a result of strong growth of mobile data revenue and successful commercial activities. Mobile data revenue experienced strong growth of 79% driven by the continued 3G roll-out, active promotions of smartphones and data-oriented tariff plans.

Kyivstar´s mobile customer base decreased 2% to 25.4 million in Q2 2016, mainly as a result of a customer decline in eastern Ukraine in 2H 2015. On an annual basis, churn improved by two percentage points to 18%.

Fixed-line service revenue increased 10% to UAH 262 million, supported by fixed residential broadband (FTTB) revenue, which continued to outgrow the market, increasing 14%, driven primarily by FTTB re-pricing.

EBITDA increased 34% to UAH 2.0 billion in Q2 2016 and EBITDA margin grew 9.3 percentage points to 55.0%, driven by higher revenue, lower interconnect costs and lower structural opex, which was partially offset by an increase in frequency fees due to the 3G license, higher utility and rental costs, and the impact on opex of a negative currency depreciation.

Kyivstar continued to roll-out its 3G network in Q2 2016, reaching 48% population coverage, up from 35% at year-end 2015. Q2 2016 capex was UAH 727 million with a LTM capex to revenue ratio of 18%, and LTM operating cash flow margin, defined as EBITDA less capex, at a strong level of 34% in Q2 2016.

VimpelCom Ltd. Q2 2016 | 13

UZBEKISTAN

UZS bln	2Q16	2Q15	YoY	1H16	1H15	YoY
Total revenue	479	442	8%	947	851	11%
Mobile service revenue	475	439	8%	940	844	11%
- of which mobile data	94	85	10%	184	169	9%
Fixed-line service revenue	3	3	(3%)	7	7	0%
EBITDA	273	284	(4%)	558	541	3%
EBITDA underlying	273	284	(4%)	549	541	1%
EBITDA margin	57.1%	64.3%	(7.2p.p.)	58.9%	63.5%	(4.6p.p.)
EBITDA underlying margin	57.1%	64.3%	(7.2p.p.)	58.0%	63.5%	(5.6p.p.)
Capex excl. licenses	47	3	n.m.	132	3	n.m.
Capex excl. licenses LTM/revenue	14.2%	6.7%	7.4p.p
Mobile
Customers (mln)	9.3	10.3	(9%)
- of which mobile data customers (mln)	4.3	5.0	(13%)
ARPU (UZS)	16,720	14,092	19%
MOU (min)	522	553	(6%)
Data usage (MB/user)	226	167	35%

Beeline remains the clear leader in a market that is experiencing increased competition, driven by the launch of two new mobile operators in 2015. The Company also improved its position in NPS and became the co-leader among the mobile operators. In addition, the Company renewed its license for another 15 years, after it received approval from the telecom regulator.

Mobile service revenue increased 8% year-on-year to UZS 475 billion mainly as a result of the impact of Beeline´s price plans being denominated in U.S. dollars, together with increased interconnect revenue and mobile data revenue growth, which increased 10% driven by increased smartphone penetration and promotions, notwithstanding a year-on-year decrease in mobile data customers. Mobile data ARPU grew 5% and total mobile ARPU increased 19%. The overall customer base decreased 9% to 9.3 million, with annualized churn increasing five percentage points to 49% as a result of increased competition.

EBITDA decreased 3.9% to UZS 273 billion and EBITDA margin decreased 7.2 percentage points to 57.1%, primarily driven by increased customer-based taxes and structural opex. The increase in customer tax to UZS 1,500 from UZS 750 per customer per month negatively impacted EBITDA margin by 4.4 percentage points.

Capex was UZS 47 billion and the LTM capex to revenue ratio was 14% resulting from a 14% growth in 3G sites. LTM operating cash flow margin, defined as EBITDA less capex, was at a strong level of 42% in Q2 2016.

Beeline expects competition to further intensify while the increased customer tax will continue to impact EBITDA throughout 2016. The Company aims to maintain its leading market position in Uzbekistan by focusing on customer retention and high value customers.

VimpelCom Ltd. Q2 2016 | 14

ITALY (RECLASSIFIED AS AN ASSET HELD FOR SALE)

EUR mln	2Q16	2Q15	YoY	1H16	1H15	YoY
Total revenue	1,092	1,082	1%	2,156	2,160	(0%)
Mobile service revenue	714	720	(1%)	1,418	1,425	(1%)
Fixed-line service revenue	264	277	(5%)	527	556	(5%)
EBITDA	399	397	0%	780	804	(3%)
EBITDA margin	37%	37%	(0.1p.p.)	36%	37%	(1.0p.p.)
Capex excl. licenses	191.6	185.7	3.2%	363.9	357.9	1.7%
LTM Capex excl. licenses/revenue	17.8%	17.9%	(0.1p.p.)
Mobile
Total revenue	824	799	3%	1,620	1,580	2%
- of which mobile data	179	159	13%
Customers (mln)	20.9	21.4	(2%)
- of which data customers (mln)	11.7	11.0	6%
ARPU (EUR)	11.3	11.2	1%
MOU (min)	280	275	2%
Data usage (MB)	1,905	1,436	33%
Fixed-line
Total revenue	268	283	(5%)	536	580	(8%)
Total voice customers (mln)	2.8	2.8	(1%)
ARPU (EUR)	26.9	27.9	(4%)
Broadband customers (mln)	2.3	2.2	5%
Broadband ARPU (EUR)	20.9	21.2	(1%)
Dual-play customers (mln)	2.1	2.0	8%

Total revenue in Q2 2016 grew 0.9% year-on-year to EUR 1.1 billion, driven by a strong performance in mobile revenue, improving 3.0% due to the increase in mobile handset sales of 41% resulting from the success of WIND’s ”Telefono Incluso” bundles, partially compensating for the weaker results in the fixed-line business. Service revenue declined 1.9% with the relative year-on-year trends in both the mobile and fixed-line business continuing to improve quarter-on-quarter.

In Q2 2016, mobile service revenue declined 0.8%, still showing an improving trend compared to the decline in Q1 2016, when adjusted for the leap year effect. Mobile data revenue rose 12.8% to EUR 179 million, with the mobile data user base reaching 11.7 million users, representing a 6.3% increase.

Mobile ARPU for Q2 2016 continued to show positive momentum, growing by 0.8% to EUR 11.3, with data ARPU improving by 6.1%, now representing 43.6% of total ARPU and more than offsetting the decline of voice revenue.

In Q2 2016, fixed-line service revenue declined 4.8% to EUR 264 million from the continued market trend of fixed to mobile substitution, which resulted in a double digit decline of voice volumes, coupled with a further decrease in indirect customer base.

The direct fixed-line customer base increased by 3.7%, with LLU component growing at 2.5%, almost completely offsetting the decline of the indirect segment.

In Q2 2016, the growing preference of customers for lower monthly fee bundles, including unlimited DSL and pay per use voice, became more evident. The performance in the voice segment was offset by solid results in fixed LLU broadband, with revenue up 6.4% to EUR 128 million, driven by a broadband customer base increase of 5.1%, with the dual-play segment growing by a solid 8.3%.

WIND’s EBITDA in Q2 2016 increased 0.5% to EUR 399 million, in line with total revenue growth, as a result of which the 2Q 2016 EBITDA margin was stable year-on-year at 36.6%.

In Q2 2016, WIND invested EUR 192 million, primarily in the expansion of the 4G/LTE network, as well as increasing the capacity and coverage of the existing HSPA+ network. 4G/LTE network now covers 62% of the population, up from 56% at year-end 2015.

In April 2016, WIND signed a strategic and commercial partnership with Enel Open Fiber for the nationwide development of the ultra-broadband fixed line network. In May 2016, the first customers were connected in Perugia and the FTTH deployment will start in Bari, Catania, Cagliari and Venice by September 2016.

VimpelCom Ltd. Q2 2016 | 15

CONFERENCE CALL INFORMATION

On 4 August 2016, VimpelCom will host an analyst & investor conference call on its Q2 2016 results at 2:00 pm CET (1:00 pm BST). The call and slide presentation may be accessed at http://www.vimpelcom.com.

2:00 pm CET investor and analyst conference call

US call-in number: + 1 (877) 280 2342

Confirmation Code: 1178854

International call-in number: + 1 (646) 254 3362

Confirmation Code: 1178854

The conference call replay and the slide presentation webcast will be available until 18 August 2016.

The slide presentation will also be available for download on VimpelCom’s website.

Investor and analyst call replay

US Replay Number: +1 (866) 932 5017

Confirmation Code: 1178854

UK Replay Number: 0 800 358 7735

Confirmation Code: 1178854

CONTACT INFORMATION

INVESTOR RELATIONS	MEDIA AND PUBLIC RELATIONS

Bart Morselt	Neil Moorhouse
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. Q2 2016 | 16

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the Company’s anticipated performance and guidance for 2016; future market developments and trends; expected synergies and timing of completion of the Italy joint venture; realization of the synergies of the Warid Telecom transaction; operational and network development and network investment, including expectations regarding the roll out and benefits of 4G/LTE networks in Russia and Algeria, anticipated timing of roll-out and benefits from 3G services in Algeria, Bangladesh, Pakistan and Ukraine and the Company’s ability to realize its targets and strategic initiatives in the various countries of operation. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in our markets; government investigations or other regulatory actions and/or litigation with third parties; failure to satisfy or waive the conditions to completion of the Italy joint venture; failure to obtain the requisite regulatory approvals or the receipt of approvals on terms not acceptable to the parties to the Italy joint venture; failure of the expected benefits of the Italy joint venture and the Warid Telecom transaction to materialize as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies, and other risks beyond the parties’ control and failure to meet expectations regarding various strategic initiatives, including, but not limited to, the Performance Transformation program, the effect of foreign currency fluctuations, increased competition in the markets in which VimpelCom operates and the effect of consumer taxes on the purchasing activities of consumers of VimpelCom´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC and other public filings made by the Company with the SEC. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Kyivstar”, “banglalink” and “Telecel” brands.

Follow us on Twitter @VimpelCom

visit our blog @ blog.vimpelcom.com

go to our website @ http://www.vimpelcom.com

VimpelCom Ltd. Q2 2016 | 17

CONTENT OF THE ATTACHMENTS

Attachment A	VimpelCom Ltd. interim financial schedules	19

Attachment B	Debt overview	22

Attachment C	Customers	23

Attachment D	WIND Telecomunicazioni group condensed statement of income	23

Attachment E	Definitions	24

Attachment F	Reconciliation tables	26

	Average rates of functional currencies to USD

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook2Q2016.xls on VimpelCom’s website at http://vimpelcom.com/Investor-relations/Reports—results/Results/.

VimpelCom Ltd. Q2 2016 | 18

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

USD mln	2Q16	2Q15	1H16	1H15
Total operating revenues	2,156	2,570	4,179	4,882
of which other revenues	31	19	57	36
Operating expenses
Service costs, equipment and accessories	474	565	919	1,078
Selling, general and administrative expenses	887	937	1,706	1,797
Depreciation	391	386	723	784
Amortization	113	135	225	261
Impairment loss	4	13	12	112
Loss on disposals of non-current assets	5	4	6	11
Total operating expenses	1,873	2,040	3,592	4,044
Operating profit/(loss)	283	530	587	838
Finance costs	205	202	385	429
Finance income	(18)	(12)	(31)	(24)
Other non-operating losses/(gains)	23	66	61	75
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	12	6	16	(11)
Net foreign exchange (gain)/loss	(34)	(60)	(95)	48
Profit/(loss) before tax	96	329	250	321
Income tax expense	135	55	252	136
Profit/(loss) from continued operations	(39)	274	(2)	186
Profit/(loss) from discontinued operations	187	(128)	383	134
Profit/(loss) for the period	147	146	381	319
Non-controlling interest	(9)	(38)	(55)	(27)
The owners of the parent	138	108	326	292

VimpelCom Ltd. Q2 2016 | 19

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	30 June 2016	31 March 2016
Assets
Non-current assets
Property and equipment	6,220	6,211
Intangible assets	2,185	2,170
Goodwill	4,449	4,358
Investments in associates and joint ventures	210	211
Deferred tax asset	124	150
Income Tax advances, non-current	13	17
Financial assets	333	175
Other non-financial assets	119	118
Total non-current assets	13,653	13,410
Current assets
Inventories	92	91
Trade and other receivables	790	700
Other non-financial assets	427	366
Current income tax asset	254	283
Other financial assets	194	287
Cash and cash equivalents	3,635	2,928
Total current assets	5,391	4,656
Assets classified as held for sale	15,843	15,902
Total assets	34,888	33,969
Equity and liabilities
Equity
Equity attributable to equity owners of the parent	4,365	4,045
Non-controlling interests	77	153
Total equity	4,442	4,198
Non-current liabilities
Debt	8,031	7,911
Other financial liabilities	51	70
Provisions	163	355
Other non-financial liabilities	92	81
Deferred tax liability	377	380
Total non-current liabilities	8,714	8,796
Current liabilities
Trade and other payables	1,561	1,508
Dividends payable to the owners and NCI	69	0
Debt	2,529	1,775
Other financial liabilities	207	233
Other non-financial liabilities	1,137	1,160
Current income tax payable	21	40
Provisions	417	197
Total current liabilities	5,941	4,914
Liabilities associated with assets held for sale	15,791	16,061
Total equity and liabilities	34,888	33,969

VimpelCom Ltd. Q2 2016 | 20

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	2Q16	2Q15	1H16	1H15
Operating activities
Profit after tax	(39)	274	(2)	186
Income tax expenses	135	55	252	136
Profit before tax	96	329	250	321
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	391	386	723	784
Amortization	113	135	225	261
Impairment loss	4	13	12	112
Loss/(Gain) From disposal of non current assets	5	4	6	11
Finance income	(18)	(12)	(31)	(24)
Finance cost	205	202	385	429
Other non operating losses / (Gains)	22	69	59	80
Net foreign exchange loss / (gain)	(34)	(60)	(95)	48
Share of loss of associates and joint ventures	12	6	16	(11)
Movements in provisions and pensions	17	14	(798)	(1,134)
Changes in working capital	(149)	(112)	(136)	(186)
Net interest paid	(157)	(192)	(359)	(455)
Net interest received	19	12	31	23
Income tax paid	(98)	(105)	(223)	(446)
Changes due to discontinued operations from operating activity	252	113	375	224
Net cash from/(used in) operating activities	679	801	442	37
Proceeds from sale of property and equipment	6	3	8	7
Proceeds from sale of intangible assets	(0)	0	(0)	1
Purchase of property, plant and equipment	(178)	(394)	(516)	(756)
Purchase of licenses	(67)	(135)	(111)	(163)
Purchase of other intangible assets	(31)	(75)	(88)	(134)
Outflow for loan granted	(80)	(0)	(82)	(101)
Inflow from loan granted	0	100	0	102
Inflows/(outflows) from financial assets	(49)	13	(47)	74
Inflows/(outflows) from deposits	(6)	(112)	70	(112)
Acquisition of a subsidiary, net of cash acquired	(0)	—	0	0
Proceeds from sales of share in subsidiaries, net of cash	(0)	(0)	(0)	0
Receipt of dividends	—	—	—	0
Discontinued operations in investing activity	(221)	(206)	(412)	324
Net cash from/(used in) investing activities	(626)	(807)	(1,177)	(757)
Net proceeds from exercise of share options	0	1	0	2
Acquisition of non-controlling interest	—	—	—	—
Gross proceeds from borrowings	1,375	310	1,874	1,113
Fees paid for the borrowings	(20)	(0)	(26)	(0)
Repayment of borrowings	(664)	(2,390)	(1,120)	(3,815)
Dividends paid to equity holders	(0)	(0)	(0)	(0)
Proceeds from sale of treasury stock	—	—	—	—
Dividends paid to non-controlling interests	—	(0)	—	(57)
Proceeds from sale of non-controlling interests	1	(18)	1	2,307
Discontinued operations in financing activity	0	(182)	(10)	(691)
Net cash from/(used in) financing activities	693	(2,277)	719	(1,140)
Net increase/(decrease) in cash and cash equivalents	746	(2,283)	(16)	(1,860)
Cash and cash equivalent at beginning of period	2,928	6,499	3,614	6,342
Net foreign exchange difference related to continued operations	(9)	(2)	(10)	(243)
Net foreign exchange difference related to discontinued operations	(5)	6	5	(19)
Cash and cash equivalent reclassified as Held for Sale at the beginning of the period	246		314
Cash and cash equivalent reclassified as Held for Sale at the end of the period	(272)		(272)
Cash and cash equivalent at end of period	3,635	4,220	3,635	4,220

VimpelCom Ltd. Q2 2016 | 21

ATTACHMENT B: DEBT OVERVIEW

AS AT JUNE 30, 2016

Type of debt/original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date	Guarantor
VimpelCom Holdings B.V.
Notes	6.25%	USD	349	349	01.03.2017	PJSC VimpelCom
Notes	7.50%	USD	1,280	1,280	01.03.2022	PJSC VimpelCom
Notes	9.00%	RUB	12,000	187	13.02.2018	PJSC VimpelCom
Notes	5.20%	USD	571	571	13.02.2019	PJSC VimpelCom
Notes	5.95%	USD	983	983	13.02.2023	PJSC VimpelCom
VimpelCom Amsterdam B.V.
Loan from AO Alfa Bank	1 month LIBOR plus 3.15%	USD	500	500	17.04.2017	VimpelCom Holdings B.V.
Loan from AO Alfa Bank	1 month LIBOR plus 3.15%	USD	500	500	03.05.2017	VimpelCom Holdings B.V.
Loan from China Development Bank Corporation	6 month LIBOR plus 3.3%	USD	374	374	21.12.2020	PJSC VimpelCom
Loan from HSBC Bank plc	1.7200%	USD	206	206	31.07.2022	EKN, PJSC VimpelCom
Loan from ING Bank	6 month LIBOR plus 1.08%	USD	84	84	16.10.2023	EKN, VimpelCom Holdings B.V.
PJSC VimpelCom
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.13%	USD	499	499	30.04.2018	None
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.75%	USD	651	651	02.02.2021	None
RUB denominated bonds	10.00%	RUB	15,052	234	08.03.2022*	None
RUB denominated bonds	11.90%	RUB	25,000	389	03.10.2025**	None
Loan from Sberbank	12.75%	RUB	35,143	547	11.04.2018	None
Loan from Sberbank	12.75%	RUB	11,111	173	29.05.2017	None
Loan from Sberbank	11.55%	RUB	30,000	467	29.06.2018	None
Loan from HSBC Bank plc, Nordea Bank AB (publ)	3 month MOSPRIME plus 1.0%	RUB	2,734	43	30.04.2019	EKN
GTH Finance B.V.
Notes	6.25%	USD	500	500	26.04.2020	VimpelCom Holdings B.V.
Notes	7.25%	USD	700	700	26.04.2023	VimpelCom Holdings B.V.
Pakistan Mobile Communications Limited (“PMCL”)
Loan from Habib Bank Limited	6 months KIBOR + 1.15%	PKR	4,500	43	16.05.2019	None
Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	5,000	48	23.12.2020	None
Syndicated loan via MCB Bank Limited	6 months KIBOR + 1.25%	PKR	6,000	57	16.05.2019	None
Loan from United Bank Limited	6 months KIBOR + 1.10%	PKR	4,000	38	16.05.2021	None
Sukuk Certificates	3 months KIBOR + 0.88%	PKR	6,900	66	22.12.2019	None
Banglalink Digital Communications Ltd. (“BDC”)
Senior Notes	8.63%	USD	300	300	06.05.2019	None
Omnium Telecom Algeria SpA
Syndicated Loan Facility	Bank of Algeria Re-Discount Rate + 2.0%	DZD	50,000	453	30.09.2019	None
Other loans, equipment financing and capital lease obligations				318

*	Subject to investor put option at 17.03.2017
**	Subject to investor put option at 13.10.2017

VimpelCom Ltd. Q2 2016 | 22

ATTACHMENT C: CUSTOMERS

	Mobile			Fixed-line broadband
million	2Q16	2Q15	YoY	2Q16	2Q15	YoY
Russia	57.4	57.2	0%	2.0	2.2	(11%)
Algeria	16.3	17.1	(4%)
Pakistan	39.1	33.4	17%
Bangladesh	31.1	32.0	(3%)
Ukraine	25.4	26.1	(2%)	0.8	0.8	(1%)
Uzbekistan	9.3	10.3	(9%)
Other	15.3	15.9	(4%)	0.39	0.36	9%
Total	194.1	192.0	1%	3.2	3.4	(7%)
Italy	20.9	21.4	(2%)	2.3	2.2	5%

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENT OF INCOME

EUR mln	1H16	1H15	YoY
Total Revenue	2,156	2,160	(0%)
EBITDA	780	804	(3%)
D&A	(574)	(104)	n.m.
EBIT	206	700	n.m.
Financial Income and expenses	(149)	(276)	(46%)
EBT	57	424	n.m.
Income Tax	(50)	(57)	(12%)
Net profit/(loss)	7	367	n.m.

VimpelCom Ltd. Q2 2016 | 23

ATTACHMENT E: DEFINITIONS

ARPU (Average Revenue per User) is calculated by dividing service revenue for the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of customers during the period and dividing by the number of months in that period. For Italy Business Unit, visitors roaming revenue is included into service revenue for ARPU calculation.

Data customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly Internet access using FTTB and xDSL technologies as well as mobile Internet access via WiFi and USB modems using 2.5G/3G/4G/HSPA+ technologies. The Italy Business Unit measures fixed data customers based on the number of active contracts signed and mobile data includes customers that have performed at least one mobile Internet event in the previous month. The Russia Business Unit includes IPTV activities. For Kazakhstan and Eurasia subsidiaries, mobile data customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date. For Algeria, data customers are 3G customers who have performed at least one mobile data event on 3G network in the previous four months.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable GAAP financial measure, is presented in the reconciliation tables section in Attachment F.

EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures.

Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable GAAP financial measure, is presented in the reconciliation tables section in Attachment F.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long term debt and short term debt.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period.

MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

VimpelCom Ltd. Q2 2016 | 24

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile customers also includes SIM-cards for use of mobile Internet service via USB modems and customers for WiFi. The number of mobile customers for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period.

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable GAAP financial measures, is presented in the reconciliation tables section in Attachment F.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage the business.

NPS (Net Promoter Score) is the methodology VimpelCom uses to measure customer satisfaction.

Operational expenses (opex) represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Reportable segments: the Company identified Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine and Uzbekistan based on the business activities in different geographical areas. Intersegment revenue is eliminated in consolidation.

Service costs represent costs directly associated with revenue generating activity such as traffic related expenses, costs of content and sim-cards as well as costs of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses represent expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses. These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. Q2 2016 | 25

ATTACHMENT F: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	2Q16	2Q15	1H16	1H15	LTM 2Q16	LTM 2Q15
Unaudited
EBITDA	795	1,069	1,553	2,006	2,422	4,601
Depreciation	(391)	(386)	(723)	(784)	(1,488)	(1,714)
Amortization	(113)	(135)	(225)	(261)	(481)	(569)
Impairment loss	(4)	(13)	(12)	(112)	(145)	(1,091)
Loss on disposals of non-current assets	(5)	(4)	(6)	(11)	(33)	(52)
EBIT	283	530	587	838	274	1,174
Financial Income and Expenses	(187)	(190)	(355)	(404)	(727)	(896)
- including finance income	18	12	31	24	58	53
- including finance costs	(205)	(202)	(385)	(429)	(785)	(949)
Net foreign exchange (loss)/gain and others	(0)	(11)	18	(112)	(214)	(463)
- including Other non-operating (losses)/gains	(23)	(66)	(61)	(75)	(29)	68
- including Shares of loss of associates and joint ventures accounted for using the equity method	(12)	(6)	(16)	11	(13)	15
- including Net foreign exchange gain	34	60	95	(48)	(171)	(545)
EBT	96	329	250	321	(667)	(184)
Income tax expense	135	55	252	136	335	367
Profit/(loss) from discontinued operations	187	(127)	383	134	512	(163)
Profit/(loss) for the period	147	145	381	319	(490)	(715)
Profit/(loss) for the period attributable to non-controlling interest	9	(38)	(55)	(27)	(142)	220
Profit for the year attributable to the owners of the parent	138	108	326	292	(633)	(495)

RECONCILIATION OF CONSOLIDATED REPORTED AND UNDERLYING EBITDA

USD mln, unaudited	2Q16	2Q15	1H16	1H15
EBITDA	795	1,069	1,553	2,006

Performance transformation costs, of which	74		118
HQ and Other	55		90
Russia	3		3
Emerging Markets	16		24
Other exceptional items, of which	42	(3)	39	5
In other and HQ, mainly due to provisions for indirect taxes	38		38
SIM re-verification in Bangladesh	4		4
SIM re-verification in Pakistan, offset by positive one-off in utility costs in Q2 2015		(3)		5
Bad debt and litigation losses in Uzbekistan			(3)
Total exceptional items	116	(3)	157	5

EBITDA underlying	911	1,066	1,710	2,011

VimpelCom Ltd. Q2 2016 | 26

RECONCILIATION OF OPERATING CASH FLOW

USD mln	2Q16	2Q15	1H16	1H15
Operating Cash Flow (EBITDA Underlying-Capex)	606	604	1,254	1,339
CAPEX excl licenses	306	462	456	672
EBITDA Underlying	911	1,066	1,710	2,011
Exceptional items	(116)	3	(157)	(5)
Changes in working capital and other	(132)	(95)	(936)	(1,315)
Net interest paid	(138)	(180)	(327)	(432)
Income tax paid	(98)	(105)	(223)	(446)
Changes due to discontinued operations from operating activity	252	113	375	224
Net cash from operating activities	679	801	442	37

RECONCILIATION OF CAPEX

USD mln unaudited	2Q16	2Q15
Cash paid for purchase of property, plant and equipment and intangible assets	276	605
Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	71	(15)
Capital expenditures	347	591
Less Capital expenditures in licenses	(42)	(129)
Capital expenditures excl. licenses	306	462

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	2Q16 vs 2Q15
	Service Revenue			EBITDA
	Organic	Forex	Reported	Organic	Forex	Reported
Russia	(2%)	(20%)	(22%)	(1%)	(20%)	(21%)
Algeria	(15%)	(9%)	(24%)	(18%)	(8%)	(27%)
Pakistan	13%	(3%)	10%	11%	(3%)	8%
Bangladesh	3%	(1%)	2%	9%	(1%)	8%
Ukraine	11%	(16%)	(5%)	34%	(19%)	15%
Uzbekistan	8%	(14%)	(6%)	(4%)	(13%)	(17%)
Total	(1%)	(16%)	(17%)	(9%)	(17%)	(26%)

	1H16 vs 1H15
	Service Revenue			EBITDA
	Organic	Forex	Reported	Organic	Forex	Reported
Russia	(2%)	(18%)	(20%)	(4%)	(18%)	(21%)
Algeria	(8%)	(11%)	(19%)	(6%)	(11%)	(17%)
Pakistan	13%	(3%)	9%	18%	(3%)	14%
Bangladesh	5%	(1%)	4%	14%	(1%)	13%
Ukraine	11%	(19%)	(8%)	38%	(24%)	14%
Uzbekistan	11%	(15%)	(4%)	3%	(14%)	(11%)
Total	1%	(16%)	(15%)	(6%)	(17%)	(23%)

VimpelCom Ltd. Q2 2016 | 27

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	30 June 2016	31 March 2016	30 June 2015 pro-forma for Italy held for sale
Net debt	6,575	6,407	5,831
Cash and cash equivalents	3,635	2,928	4,127
Long-term and short-term deposits	350	351	225
Gross debt	10,560	9,686	10,182
Interest accrued related to financial liabilities	198	148	161
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	38	57	59
Derivatives designated as hedges	21	98	86
Total other financial liabilities	10,817	9,989	10,488

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	2Q16	2Q15	YoY	2Q16	1Q16	QoQ
Russian Ruble	65.89	52.65	25.1%	64.26	67.61	-5.0%
Euro	0.89	0.90	-2.0%	0.90	0.88	2.5%
Algerian Dinar	109.54	98.27	11.5%	110.31	108.39	1.8%
Pakistan Rupee	104.67	101.83	2.8%	104.75	104.71	0.0%
Bangladeshi Taka	78.35	77.79	0.7%	78.33	78.38	-0.1%
Ukrainian Hryvnia	25.26	21.61	16.9%	24.85	26.22	-5.2%
Kazakh Tenge	335.58	185.86	80.6%	338.87	343.06	-1.2%
Uzbekistan Som	2,910.98	2,522.6	15.4%	2,943.46	2,876.7	2.3%
Armenian Dram	479.06	476.32	0.6%	476.68	480.79	-0.9%
Kyrgyz Som	68.38	60.52	13.0%	67.49	70.02	-3.6%
Georgian Lari	2.21	2.28	-3.0%	2.34	2.37	-1.1%

1)	Functional currency in Tajikistan is USD

VimpelCom Ltd. Q2 2016 | 28

Q2 2016 Results presentation Amsterdam – 4 August 2016 Jean-Yves Charlier – Chief Executive Officer Andrew Davies – Chief Financial Officer

Disclaimer This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the Company's anticipated performance and guidance for 2016, future market developments and trends, expected synergies and timing of completion of the Italy joint venture; realization of the synergies of the Warid Telecom transaction; operational and network development and network investment and the Company’s ability to realize its targets and strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of: continued volatility in the economies in our markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in our markets; government investigations or other regulatory actions and/or litigation with third parties; failure to satisfy or waive the conditions to completion of the Italy joint venture; failure to obtain the requisite regulatory approvals or the receipt of approvals on terms not acceptable to the parties to the Italy joint venture; failure of the expected benefits of the Italy joint venture and the Warid Telecom transaction to materialize as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies, and other risks beyond the parties’ control and failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program and/or changes to the capital structure. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this presentation, or to make corrections to reflect future events or developments. All non GAAP measures disclosed further in this presentation, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, EBT, net debt, operating cash flow, organic growth, capital expenditures excluding licenses, LTM capex excluding licenses/revenue, are reconciled to comparable GAAP measures in our Earnings Release published on our website on the date hereof.

Highlights H1 2016 results in line with expectations, with slightly weaker than expected service revenue trend in Q2 Q2 2016 operational performance particularly strong in Pakistan and Ukraine, weaker in Algeria Mobile data revenue in Q2 2016 grew 26% YoY VimpelCom and Ericsson entered into a USD 1 billion long-term global software partnership FY 2016 guidance confirmed, albeit at lower end of range for service revenue and underlying EBITDA margin, while capex/revenue is trending towards 17% Italy JV filing of commitments to EC and formal agreements signed with Iliad; as of today no Statement of Objections received; EC decision expected by 8 September Mobilink and Warid Telecom transaction in Pakistan completed on 1 July 2016, strengthening our leadership position in the Country

Financial highlights Q2 2016 1 Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency translation and certain items such as liquidations and disposals 2 EBITDA underlying excludes: in Q2 2015, USD 3 million related to both to SIM re-verification costs and a positive one-off in utility costs in Pakistan; in Q2 2016, Performance Transformation costs of USD 74 million and other exceptional costs of USD 42 million Service revenue (USD billion) 2.1 Profit for the period (USD million) EBITDA margin, underlying2 (%) 138 42.3 +1.2 p.p. organic1 YoY +0.8 p.p. reported YoY 306 -0.7% organic1 YoY -16.9% reported YoY Capex excl. licenses (USD million) -34.0% reported YoY LTM capex/revenue: 17.3% +29% reported YoY Group total revenue organically flat YoY Service revenue declined 0.7% YoY organically, with a strong performance in Pakistan and Ukraine, offset by Algeria weakness Excluding Algeria +1.5% YoY Mobile data revenue grew 26% YoY Underlying EBITDA organic growth 3.0% YoY Profit for the period grew 29% YoY with strong contribution from Italy LTM capex/revenue at 17.3%, trending towards the lower end of FY16 guidance Strong Q2 2016 operating cash flow margin at 28.1% (+4.6 p.p YoY)

Progress on WIND/3 Italia merger August 2015 Agreed WIND/3 Italia merger conditional on regulatory approvals to create #1 mobile player Significant synergies expected with a material value accretion July 2016 Commitments formally submitted to EC: Sale of spectrum Sale of sites/network sharing National roaming Signed formal agreements with Iliad as potential remedy taker, conditional on approval by EC As of today, no Statement of Objections received from EC September 2016 onward EC to make its decision by 8 September Subject to EC clearance, closing expected by year-end 2016 Merger Integretation Plan to begin operational integration immediately after closing the joint venture

Pakistan: completion of Mobilink and Warid transaction Strengthening our leadership in Pakistan with 37% customer market share Largest combined footprint and customer base of 50 million Leading telecommunication provider of 2G, 3G and 4G/LTE services with higher quality coverage and the best-in-class digital mobile network Board consisting of 7 directors (6 nominated by VIP/GTH) chaired by His Highness Sheikh Nahayan Mabarak Al Nahayan Legal merger anticipated within 6 months Annual run-rate cost synergies of USD 115 million Provide nationwide 3G services to Warid customers Accelerate 4G/LTE for Mobilink, including postpaid customers Provide Warid customers with access to the full range of MFS Enhance distribution platform and focus on channel effectiveness Agreements signed with government for the deployment of services in rural areas Network integration to begin in Q4 2016 Benefits Pakistan - among the fastest growing telecom markets Population of ~200 million people Smartphone Penetration 2.5x Data consumption (MB/user/month) 2.7x Mobile penetration of 65% Data and smartphone penetration lagging behind Source: population from CIA factbook; data consumption and smartphone penetration as of Q2 2016 from Company estimates, 2020 from EIU Transaction

Overhauling digital IT infrastructure 7-year renewable, USD 1 billion investment with Ericsson for Business Support Systems Globalizing the organization Profound change in the overall operating model Digitize and globalize business processes Replace legacy fragmentation and duplication of heavy CRM systems Becoming agile Introduce time and place relevant real-time services to customers Based on customer permissions and strict privacy rules Technology is a differentiator, but needs standardization for agility Enabling the digital leader Enable (launch of) real-time services Move beyond connectivity, pushing “OOTT” (“over OTT”) Engagement platform Multiple own communication services Multiple partner-developed services Payment platform …contributing to a reduction of total IT costs down to a ratio of around 2 percent of Group total revenue by year three Primary foundation of globalization, simplification and digitalization for the Group…

Financial highlights Q2 2016 – YoY trends

Total revenue and service revenue YoY organic[1] development

Total revenue
Service revenue
-0.9%
-0.7%
0.1%
-0.7%
2Q 15/14
2Q 16/15

Underlying[2] EBITDA margin development

+0.8 p.p. YoY
+1.2 p.p. organic YoY
41.5%
LTM of 40.8%
42.3%
LTM of 40.6%
2Q15
2Q16

LTM capex/revenue development

-2.0 p.p.
19.3%
17.3%
2Q15
2Q16

OCF margin = (underlying EBITDA[2] – capex)/revenue

+4.6p.p.
23.5%
LTM of 21.5%
28.1%
LTM of 23.3%
2Q15
2Q16

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Financial highlights Q2 2016 – YoY trends 1 Organic revenue change is a non-GAAP financial measure that excludes the effect of foreign currency translation and certain items such as liquidations and disposals 2 EBITDA underlying exclude in Q2 2015 USD 3 million related to both to SIM re-verification costs and a positive one-off in utility costs in Pakistan; in Q2 2016, Performance Transformation costs of USD 74 million and other exceptional costs of USD 42 million -2.0 p.p. +4.6p.p. Total revenue and service revenue YoY organic1 development Underlying2 EBITDA margin development LTM capex/revenue development OCF margin = (underlying EBITDA2 – capex)/revenue LTM of 23.3% LTM of 40.6% LTM of 21.5% +0.8 p.p. YoY +1.2 p.p. organic YoY LTM of 40.8%

FOREX movements in VimpelCom's footprint

VIP Coin[1] vs USD
100
98
94
82
73
76
70
66
64
66
66
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
July 2016

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FOREX movements in VimpelCom’s footprint 1 VimpelCom Currency weightings calculated from the sum of the individual countries’ relative contribution to total countries revenue (= Total Group Revenue - Eliminations - HQ)

Q2 2016 service revenue evolution

USD million

-16.9 %
2,515
(109)
88
(14)
18
2,497
(408)
2,089
Reported service revenue declining …
Service revenue 2Q15
Voice
Data and MFS
Interconnect and roaming
Other
Organic service revenue 2Q16
FOREX
Service revenue 2Q16

-0.7 %
2,515
(25)
(14)
16
14
(9)
2,497
(408)
2,089
PAK 32 USD mln
BAN 4 USD mln
ALG (50) USD mln
… yet organically nearly stable
Service revenue 2Q15
Russia
Emerging Markets
Ukraine
Uzbekistan
Other1
Organic service revenue 2Q16
FOREX
Service revenue 2Q16

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Q2 2016 service revenue evolution -16.9% -0.7 % USD million Reported service revenue declining … … yet organically nearly stable 1 Other consists of operations in Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan and intercompany eliminations PAK 32 USD mln BAN 4 USD mln ALG (50) USD mln 1

Q2 2016 EBITDA evolution

USD million
-25.5%
1,069
(3)
1,066
(17)
96
(48)
(186)
911
(116)
795
reported EBITDA declining
EBITDA 2Q15
Exceptional items[1]
Underlying EBITDA 2Q15
Service revenue
Performance transformation savings
Re-investment in mono-brand, devices, network, etc.
Forex
Underlying EBITDA 2Q16
Exceptional items[2]
EBITDA 2Q16
+3.0%
1,069
(3)
1,066
(2)
9
24
(4)
4
1,097
(186)
(116)
795
PAK 30 USD mln
BAN 11 USD mln
ALG (32) USD mln
underlying EBITDA growing organically
EBITDA 2Q15
Exceptional items[1]
Underlying EBITDA 2Q15
Russia
Emerging Markets
Ukraine
Uzbekistan
Other[3]
Underlying organic EBITDA 2Q16
Forex[2]
Exceptional items
EBITDA 2Q16

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Q2 2016 EBITDA evolution -25.5% +3.0% USD million 2 1 Q2 2015 exceptional items refers to USD 3 million related to both to SIM re-verification costs and a positive one-off in utility costs in Pakistan 2 Exceptional items in Q2 2016 totaled USD 116 million of which Performance Transformation costs of USD 74 million and other exceptional costs of USD 42 million 3 Other consists of operations in Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan and HQ costs and Intercompany eliminations 1 1 reported EBITDA declining underlying EBITDA growing organically 3 PAK 30 USD mln BAN 11 USD mln ALG (32) USD mln 2

Q2 2016 Income statement   USD million   2Q16 2Q15 YoY Revenue   2,156 2,570 (16%) EBITDA reported   795 1,069 (26%) D&A and other   (512) (538) (5%) EBIT   283 530 (47%) Net financial expenses   (187) (190) (2%) FOREX and Other   0 (11) (97%) Profit before tax   96 329 (71%) Tax   (135) (55) 144% Profit from continuing operations   (39) 274 n.m. Profit / (loss) from discontinued operations   187 (128) n.m. Non-controlling interest   (9) (38) n.m. Profit for the period   138 108 29% Currency headwind impact of USD 178 million and exceptional costs of USD 116 million in Q2 2016 Local currencies depreciation and lower impairment charges: USD 13 million in Q2 2015 related to east Ukraine assets and USD 4 million in Q2 2016. USD 70 million accelerated depreciation in Q2 2016 due to network swap in Pakistan and Ukraine Elimination of depreciation and amortization charges of Italy since Q3 2015, as a result of Italy being classified as held for sale. WIND “standalone” results improved due to refinancing activities executed in 2015 In Q2 2015: positive effect of USD 75 million as a result of legal entity restructurings In Q2 2016: change in the tax regime in Uzbekistan and creation of non-cash tax provisions in Tajikistan and GTH, amounting to USD 26 million

H1 2016 Net income from continued operations

USD million
+35
186
42
227
42
127
50
(15)
(157)
(12)
262
(264)
(2)
Net Income from continued operations 1H15
Impairment and Exceptionals items¹
Net Income underlying 1H15
EBITDA underlying²
Depreciation and Amortization
Net financial expenses
Tax
Net Forex Impact and other
JV and associates
Net Income underlying 1H16
Impairments & exceptionals in 1H16 ³
Net Income from continued operations 1H16

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H1 2016 Net income from continued operations USD million +35 1 In H1 2015, exceptional items include USD 5 million above EBITDA, USD 112 million in impairments and USD (75) million reduction in taxes, as a result of legal entity restructurings 2 On organic basis 3 In H1 2016, exceptional items include USD 157 million above EBITDA, USD 70 million accelerated depreciation due to network swaps in Pakistan and Ukraine, USD 12 million in impairments, USD 25 million of non-cash tax provisions 2 1 3

H1 2016 net cash flow from operating activities

USD million
+1.3%
-11.7%
37
1,316
1,353
(224)
1,129
(301)
105
21
42
997
375
1,371
(929)
442
Net cash from operating activities 1H15
Exceptionals[1]
Underlying Net cash from operating activities 1H15
Discontinued operations
Underlying net cash flow from continued operating activities 1H15
EBITDA underlying
Interest & similar costs
Tax
Working capital & provisions
Underlying net cash flow from continued operating activities 1H16
Discontinued operations
Underlying net cash from operating activities 1H16
Exceptionals[2]
Net cash from operating activities 1H16

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H1 2016 net cash flow from operating activities USD million -11.7% +1.3% 1 Exceptional in H1 2015 consists of payments related to Algeria transaction in total amount of USD 1,312 million and USD 5 million payments related to SIM re-verification in Pakistan 2 Exceptional items in H1 2016 consist of payments related to SEC/DOJ/OM agreements of USD 795 million, related legal costs of USD 10 million and USD 118 million payments related to Performance Transformation and USD 5 million in exceptional costs. Exceptional costs in Kyrgyzstan and Tajikistan are not included as they refer to non-cash tax provision 2 1

Q2 2016 net debt evolution

USD million

6,407
(911)
138
98
276
149
6,157
116
302
6,575
Net debt 31 March 2016
EBITDA Underlying
Net Interest
Taxes
CAPEX
Change in WC
Net Debt before exceptionals and Forex
Exceptionals in 2Q16[2]
Forex and other
Net debt 30 June 2016

Net debt/ LTM EBITDA[1]	**1.7x**	**1.7x**	**1.8x**

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Q2 2016 net debt evolution 1 Underlying LTM EBITDA, which excludes: in 2015 exceptional items totaled USD 1,051 million and mainly consisted of provisions for investigations (related to SEC/DOJ/OM) of USD 900 million and transformation costs of USD 138 million; in Q1 2016, LTM underlying EBITDA excludes adjustments of Q2-Q3-Q4 2015 (see above for the amount) and Q1 2016 total adjustments of ~USD 40 million 2 In Q2 2016, Performance Transformation costs of USD 74 million and other exceptional in OpCos of USD 42 million Net debt/ LTM EBITDA1 1.8x 1.7x 2 1.7x USD million

Russia: challenging environment, increasing competition

LCCY BILLION, UNLESS STATED OTHERWISE

Service revenue

-2.0 % YoY
11.2
10.9
10.1
54.9
52.7
54.7
2Q15
1Q16
2Q16
Mobile
Fixed-line

Mobile customers
(million)

+0.3% YoY
57.2
57.4
2Q15
2Q16

EBITDA and EBITDA margin

-1.0% YoY
-0.3% YoY (Underlying)1
27.5
24.4
27.3
40.5%
36.8%
40.9%
2Q15
1Q16
2Q16

Capex excl. licenses and LTM capex/revenue

-35.6% YoY
11.2
7.2
18.3%
16.6%
2Q15
2Q16

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Mobile customers (million) Russia: challenging environment, increasing competition Price competition increasing Total service revenue decreased due to declining fixed-line and mobile service revenue affected by challenging macro environment and increased competition Mobile data revenue grew 20% YoY Underlying EBITDA margin improving YoY by 0.7p.p., driven by Performance Transformation NPS relative ranking continuing to improve, on par with competition Capex decreased mainly driven by phasing and capital efficiency LCCY BILLION, UNLESS STATED OTHERWISE Mobile Fixed-line -2.0 % YoY +0.3% YoY -1.0% YoY -0.3% YoY (Underlying)1 -35.6% YoY 1 Q2 2016 EBITDA negatively impacted by one-offs of transformation costs of RUB 177 million EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Service revenue

Algeria: increased pressure on results

DZD BILLION, UNLESS STATED OTHERWISE

Mobile service revenue

-15.1% YoY
32.0
29.7
27.2
2Q15
1Q16
2Q16

Mobile customers
(million)

-4.4% YoY
17.1
16.3
2Q15
2Q16

EBITDA and EBITDA margin

-18.5% YoY
-18.4% YoY (Underlying)¹
17.2
17.1
14.0
53.4%
56.8%
51.1%
2Q15
1Q16
2Q16

Capex excl. licenses and LTM capex/revenue

+4.2% YoY
4.5
4.7
17.3%
14.9%
2Q15
2Q16

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Algeria: increased pressure on results Service revenue decreased YoY, due to: High churn of customers over the last year ARPU decrease as a result of high-value customers churn and shift in Ramadan Continued strong data revenue growth +53% YoY EBITDA declined YoY as a result of revenue decrease EBITDA margin continued to be above 50%: Commercial and network costs optimization Delayering and therefore HR costs reduction Further FTE reduction announced in July 2016 3G available in 41 wilayas (provinces); 4G/LTE licenses were awarded in May 2016, commercial launch expected in autumn 2016 Approved dividends of 48% of FY2015 net income (gross amount of USD 128 million) to be distributed in Q3 2016 Tom Gutjahr, the new CEO, is onboard DZD BILLION, UNLESS STATED OTHERWISE -15.1% YoY -4.4% YoY -18.5% YoY -18.4% YoY (Underlying)1 +4.2% YoY EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Mobile customers (million) Mobile service revenue 1 Q2 2016 EBITDA negatively impacted by one-offs of transformation costs of DZD 10 million

Algeria: focus on customer base stabilization Revenue -15% Customers -4% ARPU -12% Issues Actions Distribution challenges: commission optimization with negative effect on sales, partially corrected Sub-optimal commercial decisions: change in billing increment and forced migration in Q1 2016; billing change reversed in Q2 2016 High-value customer churn on the back of the gap in 3G and better on-net pricing by competitors QoQ shift in Ramadan -2.3% YoY 4G/LTE commercial launch in autumn 2016 with opportunity to win back high value customers Transformation in distribution; monobrand roll-out and refurbishment of existing shops in the medium term Promoting micro campaigns with tailored services to increase satisfaction New simple offers aligned with customer needs Data monetization initiatives: bundles, add-ons pack Smartphone promotions coupled with bundle offers Legacy under-investment Significant Market Player status Asymmetry in MTRs Restrictions on 3G roll-out

Pakistan: strengthening leadership position

PKR BILLION, UNLESS STATED OTHERWISE

Mobile service revenue

+13.1% YoY
24.9
27.0
28.1
2Q15
1Q16
2Q16

Mobile customers
(million)

+17.0% YoY
33.4
39.1
2Q15
2Q16

EBITDA and EBITDA margin

+10.8% YoY
+28.6 % YoY (Underlying)1
10.8
12.2
12.0
41.3%
42.6%
40.2%
2Q15
1Q16
2Q16

Capex excl. licenses and LTM capex/revenue

-55.6%YoY
8.1
3.6
29.3%
16.8%
2Q15
2Q16

Mobilink and Warid transaction closed

Warid financials will be consolidated starting from July 2016:

LTM 2Q16

* excluding intercompany loan of USD 80 million from Mobilink

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Pakistan: strengthening leadership position Double digit revenue growth supported by all revenue streams, gaining revenue market share Strong data revenue growth at 55% YoY MFS revenue represents 3.5% of service revenue, +56% YoY Underlying EBITDA margin, excluding Performance Transformation costs, remains strong at 45% Capex decreased due to the rapid 3G rollout in 2015 Aamir Ibrahim, the new CEO, is onboard PKR BILLION, UNLESS STATED OTHERWISE +13.1% YoY +17.0% YoY +10.8% YoY +28.6 % YoY (Underlying)1 -55.6%YoY EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Mobile service revenue Mobile customers (million) 1 Q2 2015 EBITDA negatively impacted by exceptional costs of PKR 310 million related to SIM re-verification costs and a positive one-off in utility costs; Q2 2016 EBITDA negatively impacted by exceptional costs of PKR 1.5 billion related with Performance Transformation costs Mobilink and Warid transaction closed Warid financials will be consolidated starting from July 2016: LTM 2Q16 Revenue~PKR 37 billion (USD 350 million) EBITDA margin ~20% Net debt* ~PKR 37 billion (USD 350 million) * excluding intercompany loan of USD 80 million from Mobilink

Bangladesh: EBITDA margin expansion

LCCY BILLION, UNLESS STATED OTHERWISE

Service revenue

+2.9% YoY
11.6
12.0
11.9
2Q15
1Q16
2Q16

Mobile customers
(million)

-2.8% YoY
32.0
31.1
2Q15
2Q16

EBITDA and EBITDA margin

+9.2% YoY
+18.6% YoY (Underlying)1
4.9
5.5
5.4
41.9%
45.3%
43.7%
2Q15
1Q16
2Q16

Capex excl. licenses and LTM capex/revenue

+3.1% YoY
2.5
2.6
26.0%
22.6%
2Q15
2Q16

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Bangladesh: EBITDA margin expansion Service revenue increased 2.9% YoY with data revenue growth at 60% YoY SIM re-verification successfully completed in July: 93% customers verified, almost 100% revenue secured Excluding the effect of shift in Ramadan and additional supplementary duty, service revenue growth was 4% YoY Underlying EBITDA margin of 48%, benefiting from revenue increase and Performance Transformation Banglalink 3G coverage reached 50% of population, from 33% at year-end 2015 LCCY BILLION, UNLESS STATED OTHERWISE +2.9% YoY -2.8% YoY +9.2% YoY +18.6% YoY (Underlying)1 +3.1% YoY EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Mobile customers (million) Service revenue 1 Q2 2016 EBITDA negatively impacted by exceptional costs of BDT 464 million related to PT costs and SIM re-verification costs

Ukraine: continued robust results

UAH BILLION, UNLESS STATED OTHERWISE

Service revenue

+10.7% YoY
0.2
3.1
0.3
3.2
0.3
3.4
2Q15
1Q16
2Q16
Mobile
Fixed-line

Mobile customers
(million)

-2.4% YoY
26.1
25.4
2Q15
2Q16

EBITDA and EBITDA margin

+34.0% YoY
1.5
45.6%
1.8
52.5%
2.0
54.9%
2Q15
1Q16
2Q16

Capex excl. licenses and LTM capex/revenue

-38.2% YoY
1.2
23.0%
0.7
18.4%
2Q15
2Q16

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Ukraine: continued robust results UAH BILLION, UNLESS STATED OTHERWISE Mobile Fixed-line +10.7% YoY -2.4% YoY +34.0% YoY -38.2% YoY EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Mobile customers (million) Service revenue Clear market leader in challenging environment Service revenue increased 10.7% YoY, with mobile data revenue growing at 79% YoY Strong EBITDA margin at 55%, mainly driven by revenue growth and Performance Transformation High LTM Q2 2016 OCF margin of 34% Kyivstar 3G coverage reached 48% of population, from 35% at year-end 2015

Uzbekistan: strong revenue growth

UZS BILLION, UNLESS STATED OTHERWISE

Service revenue

+8.3% YoY
442
468
479
439
465
475
2Q15
1Q16
2Q16
Mobile
Fixed-line

Mobile customers
(million)

-9.3% YoY
10.3
9.3
2Q15
1Q16

EBITDA and EBITDA margin

-3.9% YoY
284
285
273
64.3%
60.8%
57.1%
2Q15
1Q16
2Q16

Capex excl. licenses and LTM capex/revenue

47.5
14.0%
6.7%
2Q15
2Q16

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Uzbekistan: strong revenue growth Service revenue increased 8.3% YoY, with mobile data revenue growing at 10% YoY, notwithstanding the change in the market structure from 2 to 4 players Robust EBITDA margin at 57%, although declined mainly due to the increased customer tax, impacting EBITDA margin negatively by 4.6 pp YoY Major milestone reached with the extension of the operating license for the next 15 years UZS BILLION, UNLESS STATED OTHERWISE Mobile Fixed-line +8.3% YoY -9.3% YoY -3.9% YoY EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Mobile customers (million) Service revenue

Italy: improving quarter-on-quarter trend

EUR MILLION, UNLESS STATED OTHERWISE

Service revenue

-1.9% YoY
277.0
720.0
263.0
703.1
264.0
714.0
2Q15
1Q16
2Q16
Mobile
Fixed-line

Mobile customers
(million)

-2.5% YoY
21.4
20.9
2Q15
2Q16

EBITDA and EBITDA margin

+0.5 % YoY
397.2
380.8
399.1
36.7%
35.8%
36.6%
2Q15
1Q16
2Q16

Capex excl. licenses and LTM capex/revenue

+3.2% YoY
185.7
191.6
17.9%
17.8%
2Q15
2Q16

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23

Italy: improving quarter-on-quarter trend Total Revenue and EBITDA back to growth (+0.9%/+0.5% YoY) Double digit growth in mobile data revenue (+13% YoY) Fixed direct customers base +3.7% YoY, of which broadband segment +5.1% YoY 4G/LTE population coverage approximately 62%, from 56% at year-end 2015 Italian JV: Italy JV filing of commitments to EC and formal agreements signed with Iliad As of today, no Statement of Objections received EC decision expected by 8 September Enel Open Fiber agreement signed in April; in May first FTTH customers connected in Perugia and 4 new cities will be covered by September EUR MILLION, UNLESS STATED OTHERWISE Mobile Fixed-line -1.9% YoY -2.5% YoY +0.5 % YoY +3.2% YoY EBITDA and EBITDA margin Capex excl. licenses and LTM capex/revenue Mobile customers (million) Service revenue

FY 2016 guidance confirmed - lower end of range for service revenue and underlying EBITDA margin, while capex/revenue is trending towards 17% Service Revenue1 EBITDA underlying margin1 Capex / revenue1 Leverage2 1 All targets, except leverage are calculated at constant currency. Targets for 2016 assume no major regulatory changes, no change to the asset portfolio and no major macro-economic changes; targets are also adjusted for Italy classified as asset held for sale; EBITDA Margin excludes exceptional items such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions and related accounting and other one-off charges and transformation costs 2 Leverage target 2016 on assumed FX for 2016 (all currencies, e.g. Ruble/Dollar of 70). Leverage target 2016 assumes successful closing of Italy JV and Pakistan transaction H1 2016 Targets FY 2016 +0.8% YoY Organic +0.1 pp YoY (40.9%) LTM: 17.3% (1H16: 10.9%) 1.8x Flat to low single digit growth YoY Flat to +1 p.p. YoY 17-18% ~2x OCF margin1 (EBITDA-capex)/revenue Flat to +2 p.p. YoY +2.6 pp YoY (30.0%)

Appendix

Exceptional item summary USD mln, unaudited 2Q16 2Q15   1H16 1H15             EBITDA   795 1,069   1,553 2,006               Performance Transformation costs, of which   74 -   118 - HQ and Other   55     90   Russia   3     3   Emerging Markets   16     24   Other exceptional items, of which   42 (3)   39 5 In other and HQ, mainly due to provisions for indirect taxes   38     38   SIM re-verification in Bangladesh   4     4   SIM re-verification in Pakistan, offset by positive one-off in utility costs in Q2 2015     (3)     5 Bad debt and litigation losses in Uzbekistan         (3)   Total exceptional items   116 (3)   157 5               EBITDA underlying   911 1,066   1,710 2,011

Group debt maturity schedule

As at 30 June 2016, in USD billion

Group debt maturity schedule

Russia
GTH
HQ
0.6
2.7
1.7
1.2
0.7
0.7
1.3
1.7
2016
2017
2018
2019
2020
2021
2022
>2022

Group debt maturity schedule by currency[1]

[1] *After effect of cross currency swaps*

27

© VimpelCom Ltd 2016

VimpelCom

Group debt maturity schedule Group debt maturity schedule by currency1 As at 30 June 2016, in USD billion Group debt maturity schedule 1 After effect of cross currency swaps 2016 2017 2018 2019 2020 2021 2022 >2022 USD 0.1 1.5 0.6 1.0 0.6 0.7 1.3 1.7 71% RUB 0.3 1.0 0.8 0.0 0.0 0.0 0.0 0.0 20% Other 0.2 0.2 0.2 0.2 0.0 0.0 0.0 0.0 9%

  Debt by entity As at 30 June 2016, USD million Outstanding debt (millions) Entity Bonds Loans RCF Other Total VimpelCom Holdings B.V. 3,369 - - - - 3,369 VimpelCom Amsterdam B.V. - 1,000 - 664 - 1,664 PJSC VimpelCom 1,773 1,187 - 95 42 3,097 GTH Finance B.V. 1,200 - - - - 1,200 Pakistan Mobile Communications Limited 69 316 - - - 385 Banglalink Digital Communications Ltd. 300 37 - - 0 337 Omnium Telecom Algeria S.p.A. - 499 - - - 499 Others - - - 8 - 0 8 Total 6,711 3,039 - 768 42 10,560 Type of debt/lender Vendor Financing

Liquidity analysis Group Cash breakdown by currency (USD 4.0bn) (30 June 2016) Cash position largely held in USD Unused RCF headroom at the end Q2 2016: VimpelCom - syndicate USD 1.8 billion PJSC VimpelCom - Sberbank RUB 15 billion (USD 0.2 billion) Unused VF/CF headroom at the end Q2 2016: VimpelCom - CDB RMB 0.7 billion (USD 0.1 billion) Algeria - syndicate DZD 32 billion (USD 0.3 billion) Pakistan - syndicate PKR 13 billion (USD 0.1 billion)

Net debt/EBITDA

Net debt / EBITDA[1]
(31 March 2016)

3.1
1.7
Group
Including Italy

Net debt / EBITDA[1]
(30 June 2016)

3.2
1.8
Group
Including Italy

[1] *Underlying LTM EBITDA*

© VimpelCom Ltd 2016

VimpelCom

30

Net debt/EBITDA Net debt / EBITDA1 (30 June 2016) Net debt / EBITDA1 (31 March 2016) 1 Underlying LTM EBITDA

Rates of functional currencies to USD

	Average rates				Average rates			Closing rates	
	2Q16	2Q15	YoY	FY16 Targets	1H16	1H15	YoY	2Q16	1Q16
Russian Ruble	65.89	52.65	25.1%	70.00	70.26	57.40	22.4%	64.26	67.61
Euro	0.89	0.90	-2.0%	0.88	0.90	0.90	0.0%	0.90	0.88
Algerian Dinar	109.54	98.27	11.5%	100.00	108.68	95.76	13.5%	110.31	108.39
Pakistan Rupee	104.67	101.83	2.8%	105.00	104.71	101.62	3.0%	104.75	104.71
Bangladeshi Taka	78.35	77.79	0.7%	79.00	78.41	77.82	0.8%	78.33	78.38
Ukrainian Hryvnia	25.26	21.61	16.9%	25.00	25.46	21.36	19.2%	24.85	26.22
Kazakhstani Tenge	335.58	185.86	80.6%	350.00	345.35	185.22	86.5%	338.87	343.06
Uzbekistan Som	2,910.98	2,522.6	15.4%	2840.00	2,877.3	2,486.8	15.7%	2,943.46	2,876.7
Armenian Dram	479.06	476.32	0.6%	480.00	483.83	476.71	1.5%	476.68	480.79
Kyrgystani Som	68.38	60.52	13.0%	70.00	71.29	60.67	17.5%	67.49	70.02
Georgian Lari	2.21	2.28	-3.0%	2.25	2.32	2.18	6.7%	2.34	2.37

© VimpelCom Ltd 2016

31

VimpelCom

Rates of functional currencies to USD Average rates Average rates Closing rates 2Q16 2Q15 YoY FY16 Targets 1H16 1H15 YoY 2Q16 1Q16 QoQ Russian Ruble 65.888300000000001 52.654299999999999 0.25133749760228513 70 70.258300000000006 57.396799999999999 0.22408043654001628 64.257499999999993 67.607600000000005 -4.9552121359137308 Euro 0.88560000000000005 0.90380000000000005 -2.1% 0.88 0.89580000000000004 0.8962 .-44632894443199725 0.90039999999999998 0.87870000000000004 2.5% Algerian Dinar 109.5438 98.268600000000006 0.1147385838406164 100 108.68170000000001 95.760499999999993 0.13493246171438134 110.3139 108.39360000000001 1.8% Pakistan Rupee 104.6742 101.83329999999999 2.8% 105 104.7077 101.6198 3.4% 104.75 104.705 42977890263121827.4% Bangladeshi Taka 78.350200000000001 77.788200000000003 .7% 79 78.409099999999995 77.819000000000003 .8% 78.325000000000003 78.375 .1% Ukrainian Hryvnia 25.261800000000001 21.611499999999999 0.16890544386090744 25 25.457799999999999 21.364899999999999 0.19157122195750978 24.854399999999998 26.2181 -5.2% Kazakhstani Tenge 335.58 185.86150000000001 0.80553799468959397 350 345.34910000000002 185.22329999999999 0.86450138832425527 338.87 343.06 -1.2% Uzbekistan Som 2,910.98 2,522.6471000000001 0.15393924897382583 2840 2,877.26 2,486.81 0.15700837619279329 2,943.46 2,876.72 2.3% Armenian Dram 479.05889999999999 476.31979999999999 .6% 480 483.82650000000001 476.71280000000002 1.5% 476.68 480.79 -0.9% Kyrgystani Som 68.375100000000003 60.516599999999997 0.12985693181705527 70 71.293899999999994 60.669199999999996 0.17512510466595896 67.486000000000004 70.015799999999999 -3.6% Georgian Lari 2.2126999999999999 2.2816000000000001 -3.2% 2.25 2.3239000000000001 2.1778 6.7% 2.3422999999999998 2.3679000000000001 -1.8%

VimpelCom Ltd.

Index sheet

Consolidated

Customers

Russia

Italy

Algeria

Pakistan

Bangladesh

Ukraine

Uzbekistan

EBITDA reconciliation

Reconciliation table of FS 2015

Average and closing rates of functional currencies to USD

		Average rates			Average rates			Closing rates
		2Q16	2Q15	YoY	1H16	1H15	YoY	2Q16	1Q16	QoQ
Russian Ruble	RUB	65.89	52.65	25.1%	70.26	57.40	22.4%	64.26	67.61	-5.0%
Euro	EUR	0.89	0.90	-2.0%	0.90	0.90	0.0%	0.90	0.88	2.5%
Algerian Dinar	DZD	109.54	98.27	11.5%	108.68	95.76	13.5%	110.31	108.39	1.8%
Pakistan Rupee	PKR	104.67	101.83	2.8%	104.71	101.62	3.0%	104.75	104.71	0.0%
Bangladeshi Taka	BDT	78.35	77.79	0.7%	78.41	77.82	0.8%	78.33	78.38	-0.1%
Ukrainian Hryvnia	UAH	25.26	21.61	16.9%	25.46	21.36	19.2%	24.85	26.22	-5.2%
Kazakh Tenge	KZT	335.58	185.86	80.6%	345.35	185.22	86.5%	338.87	343.06	-1.2%
Uzbekistan Som	UZS	2,911	2,523	15.4%	2,877	2,487	15.7%	2,943.46	2,876.72	2.3%
Armenian Dram	AMD	479.06	476.32	0.6%	483.83	476.71	1.5%	476.68	480.79	-0.9%
Kyrgyz Som	KGS	68.38	60.52	13.0%	71.29	60.67	17.5%	67.49	70.02	-3.6%
Georgian Lari	GEL	2.21	2.28	-3.0%	2.32	2.18	6.7%	2.34	2.37	-1.1%

VimpelCom Ltd. with Italy classified as held for sale from 3Q15 index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q15 Pro Forma	2Q15 Pro Forma	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	2,312	2,570	2,442	2,301	2,023	2,156	13,517	9,625
Service revenue	2,260	2,515	2,364	2,193	1,953	2,089	13,231	9,332
EBITDA	938	1,069	58	811	758	795	5,560	2,875
EBITDA margin (%)	40.6%	41.6%	41.7%	35.2%	37.5%	36.9%	41.1%	29.9%
EBIT	308	530	(480)	166	304	283	1,873	524
Profit/(Loss) before tax	(8)	329	(834)	(82)	154	96	375	(595)
Net income/(loss)	184	108	(1,005)	58	188	138	(647)	(655)
Capital expenditures (CAPEX)(6)	263	590	459	694	195	330	3,434	2,006
CAPEX excluding licenses(6)	210	462	448	634	151	306	2,833	1,753
CAPEX excluding licenses / revenue	9%	18%	18%	28%	7%	14%	21%	18%
Operating cash flow (EBITDA(7)-CAPEX excluding licenses)	727	607	570	177	607	489	2,727	1,122
OCF margin (%)	31%	24%	23%	8%	30%	23%	20%	12%

VimpelCom Ltd. before Italy was classified as held for sale

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q15	2Q15	FY12	FY13*	FY14
Total operating revenue	3,515	3,759	23,061	22,546	19,627
Service revenue	3,358	3,610	22,122	21,531	18,725
EBITDA	1,396	1,511	9,768	8,260	7,970
EBITDA margin (%)	39.7%	40.2%	42.4%	36.6%	40.6%
EBIT	879	646	4,171	346	2,586
Profit/(Loss) before tax	444	188	2,282	(2,024)	(181)
Net income/(loss)	184	108	1,539	(2,625)	(691)
Capital expenditures (CAPEX)	460	804	4,120	4,306	4,256
CAPEX excluding licenses	407	675	4,120	3,998	3,908
CAPEX excluding licenses / revenue	12%	18%	18%	18%	20%
Operating cash flow (EBITDA-CAPEX excluding licenses)	989	836	5,648	4,262	4,062
OCF margin (%)	28%	22%	24%	19%	21%

*Notes:

(1)	As a result of the succesful resolution in Algeria, adjustments to the following items were made:
(a)	4Q13 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 1.3 bln to reflect BofA claim
(b)	4Q14 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 50 mln to reflect Cevital settlement
(2)	4Q13 EBITDA and CAPEX were affected by USD 72 mln as a result of fixed assets write off and accounted as operating expenses in Uzbekistan
(3)	The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million
(4)	The customer numbers for 2012, 2013 and 2014 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition
(5)	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone.
(6)	Previous periods were restated due to alignment with the Group definition.
(7)	In 3Q15 the Company recorded the following exceptional items that effected EBITDA and net result:

EBITDA includes USD 916 million of provisions for investigations and other legal costs, as well as transformation costs of USD 44 million;

Underlying net profit also includes USD 236 million write off of goodwill and tax reversal on Italy tower transaction

In 2015, VimpelCom has recognized exceptional items, totaling USD 1,069 million. The major items comprise USD 927 million of provisions for investigations and legal costs (of which USD 900 million is the provision for future costs related investigations by SEC/DOJ/OM), as well as transformation costs of USD 156 million related to the Group wide performance transformation program, partially offset by exceptional adjustments of USD 14 million

In 2Q16 EBITDA includes Performance Transformation costs of USD 74 million and other exceptional costs of USD 42 million

(8)	EBITDA 4Q15 was restated due to late adjustments

VimpelCom Ltd.

index page

(in millions)

Mobile Customers*	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY12	FY13	FY14	FY15
Russia	55.7	57.2	59.0	59.8	57.6	57.4	56.1	56.5	57.2	59.8
Algeria	17.1	17.1	17.0	17.0	16.7	16.3	16.7	17.6	17.7	17.0
Pakistan	38.2	33.4	35.2	36.2	38.1	39.1	36.1	37.6	38.5	36.2
Bangladesh	31.8	32.0	32.3	32.3	31.6	31.1	25.9	28.8	30.8	32.3
Ukraine	26.1	26.1	25.7	25.4	25.3	25.4	25.1	25.8	26.2	25.4
Kazakhstan	9.6	9.7	9.8	9.5	9.2	9.4	8.6	9.2	9.8	9.5
Uzbekistan	10.4	10.3	10.2	9.9	9.5	9.3	10.2	10.5	10.6	9.9
Other	6.1	6.1	6.1	6.0	5.8	5.8	5.4	5.7	6.1	6.0
Armenia	0.8	0.8	0.8	0.8	0.8	0.9	0.8	0.7	0.8	0.8
Tajikistan	1.3	1.2	1.2	1.2	1.2	1.1	1.1	1.3	1.3	1.2
Georgia	1.3	1.3	1.4	1.3	1.2	1.2	1.0	1.1	1.3	1.3
Kyrgystan	2.7	2.8	2.7	2.7	2.6	2.6	2.5	2.7	2.7	2.7
Laos	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.2	0.2
Total without Italy**	195.1	192.0	195.5	196.3	194.0	194.1	184.4	192.1	197.1	196.3
Italy	21.4	21.4	21.3	21.1	20.9	20.9	21.7	22.3	21.6	21.1
Total on combined basis	216.5	213.4	216.8	217.4	215.0	214.9	206.0	214.3	218.7	217.4

Fixed line Customers*	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY15
Russia	2.3	2.2	2.2	2.2	2.2	2.0	2.2
Algeria	—	—	—	—	—	—	—
Pakistan	—	—	—	—	—	—	—
Bangladesh	—	—	—	—	—	—	—
Ukraine	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Kazakhstan	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Uzbekistan	0.0	0.0	0.0	0.0	—	—	0.0
Other	0.2	0.2	0.2	0.1	0.1	0.1	0.1
Armenia	0.2	0.2	0.2	0.1	0.1	0.1	0.1
Tajikistan	—	—	—	—	—	—	—
Georgia	—	—	—	—	—	—	—
Kyrgystan	—	—	—	—	—	—	—
Laos	—	—	—	—	0.0	0.0	—
Total without Italy**	3.5	3.4	3.4	3.4	3.4	3.2	3.4
Italy	2.2	2.2	2.2	2.3	2.3	2.3	2.3
Total on combined basis	5.7	5.6	5.6	5.7	5.7	5.5	5.7

*	The numbers exclude customers of Wind Canada, CAR, Burundi and Zimbabwe, customers for Algeria have been restated
**	Starting from 3Q15 Italian business is classified as held for sale

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	1,893	1,964	2,021	1,580	1,067	1,292	1,154	1,089	890	1,013	7,459	4,602
EBITDA**	760	813	827	580	421	524	455	424	328	414	2,980	1,824
EBITDA margin (%)**	40.1%	41.4%	40.9%	36.6%	39.4%	40.5%	39.3%	38.9%	36.8%	40.9%	40.0%	39.2%
Capital expenditures (CAPEX)	325	392	419	423	84	216	202	403	48	115	1,559	906
CAPEX excluding licenses	315	378	405	416	80	212	198	343	43	109	1,514	833
Operating cash flow (EBITDA-CAPEX excluding licenses)**	445	435	422	164	341	312	257	81	284	305	1,466	991
OCF margin (%)**	23%	22%	21%	10%	32%	24%	22%	7%	32%	30%	20%	22%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenues	1,540	1,604	1,651	1,275	870	1,078	973	915	744	858	6,070	3,836
Service Revenue (Mobile)	1,500	1,569	1,600	1,208	839	1,043	930	859	707	831	5,877	3,672
Data Revenue (Mobile)*	251	256	272	224	164	199	180	183	164	191	1,003	726
Customers (mln)	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.6	57.4	57.2	59.8
Mobile data customers (mln)*	n.a.	n.a.	n.a.	n.a.	29.7	30.8	33.3	34.3	32.5	33.6	n.a.	34.3
ARPU (USD)*	8.9	9.3	9.3	7.0	4.8	6.0	5.2	4.7	3.9	4.6	n.a.	n.a.
MOU, min	287	310	311	316	303	320	319	319	315	337	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.1%	13.4%	14.5%	15.7%	15.8%	12.8%	13.4%	12.6%	16%	14%	n.a.	n.a.
MBOU*	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,932	1,907	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	353	360	370	305	197	214	181	174	147	154	1,388	766
Service revenue	348	355	366	303	196	213	181	171	146	154	1,372	761
Broadband revenue	91	93	86	69	51	58	46	41	40	38	339	196
Broadband customers (mln)	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.0	2.3	2.2
Broadband ARPU (USD)	13.1	13.5	12.5	10.2	7.4	8.6	6.8	6.2	6.0	6.0	n.a.	n.a.
FTTB revenue	88	90	83	69	50	57	45	41	39	37	330	193
FTTB customers (mln)	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.0	2.3	2.2
FTTB ARPU (USD)	13.1	13.5	12.5	10.3	7.4	8.6	6.8	6.2	6.0	6.0	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	66,148	68,722	73,082	73,947	66,276	68,035	72,369	71,747	66,335	66,700	281,898	278,427
EBITDA**	26,548	28,468	29,878	27,042	26,130	27,536	28,466	28,012	24,410	27,269	111,935	110,145
EBITDA margin (%)**	40.1%	41.4%	40.9%	36.6%	39.4%	40.5%	39.3%	39.0%	36.8%	40.9%	39.7%	39.6%
Capital expenditures (CAPEX)	11,486	13,706	15,147	20,970	5,425	11,396	12,645	27,308	3,551	7,556	61,309	56,775
CAPEX excluding licenses*	11,145	13,218	14,664	20,648	5,179	11,164	12,358	23,368	3,181	7,191	59,675	52,069
Operating cash flow (EBITDA-CAPEX excluding licenses)**	15,403	15,250	15,214	6,394	20,951	16,372	16,108	4,644	21,229	20,078	52,261	58,076
OCF margin (%)**	23%	22%	21%	9%	32%	24%	22%	6%	32%	30%	21%	21%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenues	53,805	56,133	59,691	59,637	54,024	56,758	61,005	60,302	55,408	56,539	229,266	232,088
Service revenue	52,385	54,883	57,810	56,360	52,148	54,926	58,307	56,543	52,657	54,732	221,438	221,925
Data Revenue*	8,755	8,957	9,829	10,523	10,204	10,473	11,268	12,079	12,188	12,584	38,065	44,024
Customers (mln)	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.6	57.4	57.2	59.8
Mobile data customers (mln)*	n.a.	n.a.	n.a.	n.a.	29.7	30.8	33.3	34.3	32.5	33.6	n.a.	34.3
ARPU (RUB)*	310	326	336	325	300	316	325	309	287	304	n.a.	n.a.
MOU (min)	287	310	311	316	303	320	319	319	314.9	336.6	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17%	13%	15%	16%	16%	13%	13%	13%	16%	14%	n.a.	n.a.
MBOU*	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,932	1,907	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	12,343	12,589	13,391	14,309	12,252	11,278	11,364	11,445	10,926	10,161	52,632	46,339
Service revenue	12,175	12,444	13,228	14,217	12,200	11,235	11,327	11,279	10,862	10,123	52,064	46,041
Broadband revenue	3,187	3,251	3,103	3,230	3,168	3,060	2,869	2,886	2,811	2,471	12,771	11,983
Broadband customers (mln)	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.0	2.3	2.2
Broadband ARPU (RUB)	457	474	454	477	459	451	428	432	422	391	n.a.	n.a.
FTTB revenue	3,078	3,156	3,004	3,196	3,095	3,005	2,820	2,841	2,762	2,426	12,434	11,760
FTTB customers (mln)	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.0	2.3	2.2
FTTB ARPU (RUB)	457	473	454	477	459	451	428	432	423	391	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition.
**	EBITDA for 4Q15 was restated due to the late adjustments after publication of 4Q15 Factbook

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14**	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14***	FY15
Total operating revenue	429	437	429	396	323	328	325	299	279	251	1,690	1,273
Service revenue	428	434	422	393	320	326	321	292	276	248	1,678	1,259
EBITDA	247	238	225	198	169	175	178	162	158	128	907	684
EBITDA margin (%)	57.6%	54.5%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	53.5%	53.7%
Capital expenditures (CAPEX)	60	162	84	109	45	46	33	69	27	43	415	192
CAPEX excluding licenses	60	162	84	109	45	46	33	69	27	43	415	192
Data Revenue	2.6	2.4	9.1	7.8	8.0	11.5	13.1	13.3	16.2	15.7	21.8	46
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	17.7	17.0
ARPU (USD)	8.1	8.3	7.9	7.4	6.1	6.3	6.1	5.7	5.4	4.9	n.a.	n.a.
MOU (min)***	215	218	213	204	344	387	390	375	348	333	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	9.1%	9.0%	9.8%	n.a.	n.a.
MBOU*	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	304	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	187	76	141	116	124	129	145	93	131	85	520	491
OCF margin (%)	44%	17%	33%	29%	38%	39%	45%	31%	47%	34%	31%	39%

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	33.5	34.5	34.4	33.7	30.0	32.2	33.4	31.9	30.0	27.4	136.2	127.6
Service revenue	33.4	34.3	33.9	33.5	29.8	32.0	33.1	31.2	29.7	27.2	135.0	126.1
EBITDA	19.2	18.8	18.1	16.8	15.7	17.2	18.3	17.3	17.1	14.0	72.6	68.6
EBITDA margin (%)	57.4%	54.3%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	53.5%	53.7%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	4.7	n.a.	19.5
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	4.7	n.a.	19.5
Data Revenue	0.2	0.2	0.5	0.7	0.7	1.1	1.4	1.4	1.7	1.7	1.6	4.6
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	17.7	17.0
ARPU (DZD)	631	657	648	622	569	617	620	608	583	542	n.a.	n.a.
MOU (min)***	215	205	213	204	344	387	390	375	348	333	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	9.1%	9%	10%	n.a.	n.a.
MBOU*	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	304	n.a.	n.a.

*	Number of data customers was restated due to a technical reason. As the result of it MBOU was restated as well for periods 1Q15-4Q15
**	4Q14 EBITDA excludes USD 50 mln (DZD 4 bln) one-off provisions related to the 51% sale in Algeria
***	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	251	268	241	251	249	257	252	256	273	285	1,010	1,014
Service revenue	241	256	230	239	236	244	238	241	257	269	966	960
EBITDA	99	104	84	99	96	106	103	104	116	115	386	409
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	38.2%	40.4%
Capital expenditures (CAPEX)	55	410	97	89	26	79	65	68	12	34	651	238
CAPEX excluding licenses	55	110	97	89	26	79	65	68	12	34	351	238
Data Revenue	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.8	32.7	31.0	48.7	86
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	39.1	38.5	36.2
ARPU (USD)	2.0	2.2	1.9	2.0	2.0	2.2	2.2	2.2	2.2	2.2	n.a.	n.a.
MOU (min)*	213	230	236	273	559	658	684	689	692	677	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	4.0%	5.0%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	292	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	44	(6)	(13)	10	70	27	39	35	104	80	35	171
OCF margin (%)	18%	(2%)	(5%)	4%	28%	11%	15%	14%	38%	28%	3%	17%

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	26.0	26.3	24.2	25.5	25.3	26.2	25.9	26.8	28.6	29.8	102.1	104
Service revenue	24.9	25.2	23.1	24.3	24.0	24.9	24.5	25.3	27.0	28.1	97.6	99
EBITDA	10.0	10.2	8.5	10.1	9.7	10.8	10.6	10.9	12.2	12.0	39.0	42
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	38.2%	40.4%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	3.6	n.a.	25
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	3.6	n.a.	25
Data Revenue	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.6	3.4	3.2	4.9	9
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	39.1	38.5	36.2
ARPU (PKR)	216	214	195	204	203	225	230	228	234	233	n.a.	n.a.
MOU (min)*	213	230	236	273	559	658	684	689	692	677	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	4.0%	5.0%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	292	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	134	141	142	146	147	151	154	153	155	157	563	604
Service revenue	132	139	140	144	145	149	151	151	153	152	556	596
EBITDA	49	54	56	60	60	63	69	51	70	69	219	242
EBITDA margin (%)	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.1%	45.3%	43.7%	38.9%	40.1%
Capital expenditures (CAPEX)	27	43	50	59	12	32	49	42	17	33	178	134
CAPEX excluding licenses	27	43	50	59	12	32	49	42	17	33	178	134
Data Revenue	4.4	5.0	6.3	7.5	8.6	9.3	11.5	12.2	13.6	14.9	23.2	41.6
Customers (mln)	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	30.8	32.3
ARPU (USD)	1.5	1.6	1.5	1.6	1.5	1.5	1.6	1.5	1.6	1.6	n.a.	n.a.
MOU (min)*	188	201	200	186	295.2	300.5	308.7	305.2	311.4	315.7	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	167	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	23	11	7	1	48	31	20	9	53	36	41	108
OCF margin (%)	17%	8%	5%	0%	32%	21%	13%	6%	34%	23%	7%	18%

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	10.2	10.9	11.0	11.3	11.4	11.8	11.9	12.0	12.2	12.3	43.7	47.1
Service revenue	10.2	10.8	10.9	11.2	11.3	11.6	11.8	11.8	12.0	11.9	43.1	46.4
EBITDA	4.0	4.2	4.4	4.6	4.6	4.9	5.3	4.0	5.5	5.4	17.0	18.9
EBITDA margin (%)	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.1%	45.3%	43.7%	38.9%	40.1%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	2.6	n.a.	10.5
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	2.6	n.a.	10.5
Data Revenue	0.30	0.39	0.49	0.58	0.67	0.73	0.89	0.96	1.07	1.16	1.76	3.25
Customers (mln)	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	30.8	32.3
ARPU (BDT)	117	121	120	122	119	120	121	121	124	126	n.a.	n.a.
MOU (min)*	188	201	200	186	295	300	309	305	311	316	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	167	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	335	259	252	216	151	154	166	152	135	146	1,062	622
EBITDA	162	115	114	92	63	70	84	75	71	80	483	292
EBITDA margin (%)	48.6%	44.5%	45.4%	42.7%	41.3%	45.6%	51.0%	49.1%	52.5%	55.0%	45.2%	47.0%
Capital expenditures (CAPEX)	35	30	35	37	45	178	38	38	10	30	137	298
CAPEX excluding licenses	35	30	35	37	32	54	36	38	9	29	137	160
Operating cash flow (EBITDA-CAPEX excluding licenses)	127	85	79	55	31	16	48	37	62	51	346	133
OCF margin (%)	38%	33%	31%	24%	20%	10%	29%	24%	45%	35%	32%	21%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	305	236	232	200	140	143	155	141	125	136	973	578
Service revenue	305	235	231	199	139	142	154	140	125	135	970	576
Data Revenue	27.6	20.5	19.5	17.8	14.0	14.0	19.0	19.7	19.3	21.5	85	66
Customers (mln)*	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.2	25.4
ARPU (USD)	3.9	3.1	3.0	2.5	1.8	1.8	1.9	1.8	1.6	1.7	n.a.	n.a.
MOU (min)	498	506	517	524	536	530	537	562	572	559	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	30	24	20	16	11	11	11	11	10	10	90	45
Service revenue	29	24	20	16	11	11	11	11	10	10	89	45
Broadband revenue	13	10	9	8	6	6	6	6	6	6	40	24
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	1	1	0.8	0.8
Broadband ARPU (USD)	5.6	4.0	3.6	3.2	2.3	2.5	2.5	2.5	2.3	0.0	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	2,942	3,034	3,160	3,095	3,092	3,315	3,595	3,472	3,468	3,689	12,231	13,475
EBITDA	1,430	1,349	1,436	1,311	1,278	1,512	1,835	1,706	1,822	2,027	5,526	6,332
EBITDA margin (%)	48.6%	44.5%	45.5%	42.3%	41.3%	45.6%	51.0%	49.1%	52.5%	54.9%	45.2%	47.0%
Capital expenditures (CAPEX)	305	354	445	554	1,033	3,999	833	875	264	745	1,658	6,740
CAPEX excluding licenses**	305	350	444	554	742	1,176	778	869	249	727	1,652	3,566
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,125	999	991	757	535	336	1,057	837	1,573	1,300	3,874	2,766
OCF margin (%)	38%	33%	31%	24%	17%	10%	29%	24%	45%	35%	32%	21%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	2,682	2,754	2,906	2,870	2,859	3,077	3,357	3,215	3,209	3,427	11,212	12,508
Service revenue	2,677	2,750	2,899	2,863	2,851	3,069	3,348	3,206	3,199	3,399	11,190	12,475
Data Revenue	242.3	240.4	244.6	256.4	281.4	303.7	408.2	449.1	496	544	984	1,442
Customers (mln)*	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.2	25.4
ARPU (UAH)	34.6	35.7	37.0	36.1	36.0	38.7	42.2	41.3	41.6	43.7	n.a.	n.a.
MOU (min)	498	506	517	524	536	530	537	562	572.4	558.7	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	260	280	255	225	233	238	238	257	259	262	1,020	967
Service revenue	259	279	254	225	233	238	238	257	259	262	1,017	967
Broadband revenue	114	111	107	111	117	132	132	143	148	151	443	524
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (UAH)	49.1	47.1	44.6	45.5	47.7	53.4	54.2	59.0	60.6	61.9	n.a.	n.a.

*	The 2012 customer base has been adjusted for the alignment of the active customer base definition
**	Previous periods were restated due to alignment with the Group definition.

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	163	179	190	186	167	175	186	183	165	164	718	711
EBITDA	105	115	127	115	105	113	99	121	100	94	461	437
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.2%	65.9%	60.8%	57.1%	64.2%	61.5%
Capital expenditures (CAPEX)	21	10	20	28	0	1	34	20	30	16	79	54
CAPEX excluding licenses	21	10	20	28	0	1	34	20	30	16	79	54
Operating cash flow (EBITDA-CAPEX excluding licenses)	84	104	106	87	105	111	65	101	71	78	381	383
OCF margin (%)	52%	58%	56%	47%	63%	64%	35%	55%	43%	47%	53%	54%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	161	177	189	184	166	174	184	182	164	163	711	706
Service revenue	161	176	189	184	165	174	183	182	164	163	710	704
Data Revenue	30.4	31.3	34.9	35.7	34.3	33.8	34.2	33.7	31.8	32.3	132.3	136.0
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	10.6	9.9
Mobile data customers (mln)	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	4.3	5.5	4.7
ARPU (USD)	5.1	5.6	6.0	5.8	5.2	5.6	6.0	6.0	5.6	5.7	n.a.	n.a.
MOU (min)*	465	531	568	528	498	553	550	501	472	522	n.a.	n.a.
Churn 3 months active base (quarterly) (%)*	12%	12%	12%	12%	12%	11%	12%	12%	12%	12%	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	2.0	2.0	2.0	2.0	1.4	1.4	1.3	1.3	1.2	1.1	8.0	5.4
Service revenue	1.8	2.0	2.0	2.0	1.4	1.3	1.3	1.2	1.2	1.1	7.8	5.3
Broadband revenue	0.7	0.7	0.7	0.6	0.6	0.5	0.5	0.5	0.0	0.0	2.7	2.1
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	21.0	19.0	14.0	16.9	16.7	16.8	15.4	14.0	0.0	0.0	n.a.	n.a

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	363	409	446	445	409	442	480	497	469	479	1,662	1,829
EBITDA	234	262	296	274	257	284	255	328	285	273	1,066	1,124
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.1%	65.9%	60.8%	57.1%	64.2%	61.5%
Capital expenditures (CAPEX)	46	23	47	67	0	3	87	53	85	47	184	143
CAPEX excluding licenses	46	23	47	67	0	3	87	53	85	47	184	143
Operating cash flow (EBITDA-CAPEX excluding licenses)	188	239	249	207	257	281	168	275	200	226	882	981
OCF margin (%)	52%	58%	56%	46%	63%	64%	35%	55%	43%	47%	53%	54%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	359	405	442	441	406	439	476	494	465	475	1,646	1,815
Service revenue	358	404	441	441	405	439	475	493	465	475	1,643	1,811
Data Revenue	67.7	71.7	81.7	85.4	84.1	85.3	88.5	91.4	90.3	93.9	306.4	349.2
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	10.6	9.9
Mobile data customers (mln)	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	4.3	5.5	4.7
ARPU (UZS)	11,293	12,805	13,955	13,804	12,819	14,092	15,393	16,237	15,877	16,720	n.a.	n.a.
MOU (min)*	465	531	568	528	498	553	550	501	472	522	n.a.	n.a.
Churn 3 months active base (quarterly) (%)*	12%	12%	12%	12%	12%	11%	12%	12%	12%	12%	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	4.0	3.9	4.0	3.9	3.5	3.5	3.4	3.4	3.5	3.3	15.8	13.8
Service revenue	4.0	3.9	3.9	3.8	3.4	3.4	3.4	3.4	3.5	3.3	15.6	13.4
Broadband revenue	1.5	1.5	1.6	1.5	1.4	1.3	1.3	1.3	0.0	0.0	6.1	5.4
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (UZS)	46,631	43,076	43,970	40,462	45,518	42,404	40,215	38,858	—	—	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition.

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	1,144	1,147	1,220	1,123	1,078	1,082	1,090	1,178	1,064	1,092	4,633	4,428
EBITDA	430	435	521	418	406	397	427	441	381	399	1,804	1,671
EBITDA margin (%)	37.6%	38.0%	42.7%	37.2%	37.7%	36.7%	39.1%	37.4%	35.8%	36.6%	38.9%	37.7%
Capital expenditures (CAPEX)	137	173	187	261	172	186	170	251	172	192	757	779
CAPEX excluding licenses***	137	173	187	261	172	186	170	251	172	192	757	779
Operating cash flow (EBITDA-CAPEX excluding licenses)	293	262	334	157	234	212	256	190	209	207	1,046	892
OCF margin (%)	26%	23%	27%	14%	22%	20%	24%	16%	20%	19%	23%	20%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	827	832	848	820	781	800	818	880	796	824	3,328	3,278
Service revenue	729	737	763	746	705	720	752	736	703	714	2,975	2,912
Data Revenue	132	137	152	152	154	159	172	168	174	179	573	652
Customers (mln)	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.1	20.9	20.9	21.6	21.1
Data customers (mln)	9.3	9.7	10.2	10.2	10.9	11.0	11.3	11.6	11.6	11.7	10.2	11.6
ARPU (€)	10.9	11.1	11.6	11.4	10.9	11.2	11.6	11.4	11.0	11.3	n.a.	n.a.
of which :
ARPU voice (€)	6.7	6.8	7.0	6.9	6.3	6.6	6.7	6.6	6.2	6.4	n.a.	n.a.
ARPU data (€)	4.2	4.3	4.6	4.5	4.5	4.6	4.9	4.8	4.8	4.9	n.a.	n.a.
MOU (min.)	254	261	262	274	267	275	263	274	270	280	n.a.	n.a.
Total traffic (mln. min.)	16,895	17,486	17,150	17,819	17,188	17,538	16,853	17,448	17,026	17,538	n.a.	n.a.
Churn, annualised rate (%)	32.2%	29.9%	32.0%	31.6%	35.1%	25.2%	27.9%	28.8%	30.3%	29.7%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	1,742	1,905	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	316	314	372	302	297	283	272	298	269	268	1,305	1,150
Service revenue	306	303	291	292	278	277	272	268	263	264	1,192	1,096
Total voice customers (mln)	3.0	2.9	2.9	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.8
of which :
Total DIRECT voice customers (mln)	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.5	2.5	2.4	2.4
Total INDIRECT voice customers (mln)	0.5	0.5	0.5	0.4	0.4	0.4	0.4	0.4	0.3	0.3	0.4	0.4
Total fixed-line ARPU (€)	29.8	29.9	29.0	28.7	27.9	27.9	27.8	28.0	27.3	26.9	n.a.	n.a.
Total Traffic (mln. min.)	3,627	3,410	2,616	3,292	3,137	2,819	2,357	2,763	2,633	2,503	n.a.	n.a.
Total Internet customers (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.2	2.3
of which :
Broadband (mln)	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.2	2.3
Broadband ARPU (€)	20.8	21.3	21.4	21.6	21.1	21.2	21.1	20.9	20.5	20.9	n.a.	n.a.
Dual-play customers (mln)	1.9	1.9	1.9	1.9	2.0	2.0	2.0	2.0	2.1	2.1	1.9	2.0

*	Excluding impact of FOC CAPEX and including LTE
**	Excluding impact of FOC and excluding LTE
***	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
****	Mobile data include customers that have performed at least one mobile Internet event in the previous month

Italy (continued)

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	1,213	1,198	1,212	1,289	1,175	1,233	n.a.	4,913
EBITDA	n.a.	n.a.	n.a.	n.a.	459	444	478	497	421	451	n.a.	1,878
EBITDA margin (%)	n.a.	n.a.	n.a.	n.a.	37.7%	36.7%	39.1%	38.5%	35.8%	36.6%	n.a.	38.2%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	194	208	192	275	190	216	n.a.	869
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	194	208	192	275	190	216	n.a.	869
Operating cash flow (EBITDA-CAPEX excluding licenses)	n.a.	n.a.	n.a.	n.a.	265	237	286	222	230	234	n.a.	1,009
OCF margin (%)	n.a.	n.a.	n.a.	n.a.	22%	20%	24%	16%	20%	19%	n.a.	20%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	794	797	910	963	878	930	n.a.	3,464
Service revenue	n.a.	n.a.	n.a.	n.a.	794	797	836	806	776	807	n.a.	3,233
Data Revenue	n.a.	n.a.	n.a.	n.a.	167	178	180	199	192	202	n.a.	724
Customers (mln)	n.a.	n.a.	n.a.	n.a.	19.2	19.1	21.3	21.1	20.9	20.9	n.a.	21.1
Data customers (mln)	n.a.	n.a.	n.a.	n.a.	10.9	11.0	11.3	11.6	11.6	11.7	n.a.	11.6
ARPU (USD)	n.a.	n.a.	n.a.	n.a.	11.8	12.6	13.0	12.5	12	13	n.a.	n.a.
of which :	n.a.	n.a.	n.a.	n.a.							n.a.	n.a.
ARPU voice (USD)	n.a.	n.a.	n.a.	n.a.	6.9	7.4	7.5	7.2	6.8	7.2	n.a.	n.a.
ARPU data (USD)	n.a.	n.a.	n.a.	n.a.	4.9	5.2	5.5	5.3	5.3	5.5	n.a.	n.a.
MOU (min.)	n.a.	n.a.	n.a.	n.a.	267	275	263	274	270.0	280.0	n.a.	n.a.
Total traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	17,188	17,538	16,853	17,448	17,025.5	17,538.0	n.a.	n.a.
Churn, annualised rate (%)	n.a.	n.a.	n.a.	n.a.	35.1%	25.2%	27.9%	28.8%	30%	30%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	1,741.7	1,904.6	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	334	313	302	326	296	302	n.a.	1,275
Service revenue	n.a.	n.a.	n.a.	n.a.	313	307	303	293	290	298	n.a.	1,217
Total voice customers (mln)	n.a.	n.a.	n.a.	n.a.	2.8	2.8	2.8	2.8	2.8	2.8	n.a.	2.8
of which :
Total DIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	2.4	2.4	2.4	2.4	2.5	2.5	n.a.	2.4
Total INDIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	0.4	0.4	0.4	0.4	0.3	0.3	n.a.	0.4
Total fixed-line ARPU (USD)	n.a.	n.a.	n.a.	n.a.	30.2	31.4	31.3	30.6	30	30	n.a.	n.a.
Total Traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	3,137	2,819	2,357	2,763	2,633	2,503	n.a.	n.a.
Total Internet customers (mln)	n.a.	n.a.	n.a.	n.a.	2.2	2.2	2.3	2.3	2.3	2.3	n.a.	2.3
of which :
Broadband (mln)	n.a.	n.a.	n.a.	n.a.	2.2	2.2	2.2	2.3	2.3	2.3	n.a.	2.3
Broadband ARPU (USD)	n.a.	n.a.	n.a.	n.a.	22.8	23.8	23.8	22.7	23	24	n.a.	n.a.
Dual-play customers (mln)	n.a.	n.a.	n.a.	n.a.	2.0	2.0	2.0	2.0	2.1	2.1	n.a.	2.0

VimpelCom Ltd.

EBITDA Underlying Reconciliation

	(USD mln)							(LCCY mln)
	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY15	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY15
Russia
EBITDA Reported	421	524	455	424	328	414	1,824	26,130	27,536	28,466	28,012	24,410	27,269	110,145
Site capitalization				(30)			(30)				(2,152)			(2,152)
A/R inventory and provision				2			2				132			132
PT Costs					1	3	1					53	177	53
EBITDA Underlying	421	524	455	396	328	417	1,796	26,130	27,536	28,466	25,992	24,463	27,446	108,177
Algeria
EBITDA reported	169	175	178	162	158	128	684	15,723	17,199	18,330	17,300	17,060	14,019	68,552
PT Costs				6		0	6				677		10	677
A/R and inventory provision				6			6				593			593
EBITDA Underlying	169	175	178	174	158	128	696	15,723	17,199	18,330	18,570	17,060	14,029	69,822
Pakistan
EBITDA reported	96	106	103	104	116	115	409	9,725	10,828	10,620	10,900	12,166	12,000	42,072
SIM re-verification costs	7	(3)					4	700	(305)					395
PT Costs				2	3	15	2				188	339	1,532	188
Other			(9)				(9)			(971)				(971)
EBITDA Underlying	103	103	94	106	119	129	406	10,425	10,522	9,648	11,088	12,505	13,532	41,683
Bangladesh
EBITDA Reported	60	63	69	51	70	69	243	4,635	4,930	5,339	4,000	5,500	5,386	18,905
PT Costs				4	4	2	4				333	351	131	333
Sim verification						4	—						333
SIM tax provision			2	12			14			156	923			1,079
A/R and inventory provision				7			7				526			526
EBITDA Underlying	60	63	71	74	75	75	268	4,635	4,930	5,495	5,782	5,850	5,849	20,842
Ukraine
EBITDA Reported	63	70	84	75	71	80	292	1,278	1,512	1,835	1,706	1,822	2,027	6,331
PT Costs					0	0	—					1	1	—
Reversal of tax provisions					(1)		—					(22)		—
EBITDA Underlying	63	70	84	75	70	80	292	1,278	1,512	1,835	1,706	1,801	2,027	6,331
Uzbekistan
EBITDA reported	105	113	99	121	100	94	437	256,637	284,201	255,021	328,000	284,934	273,119	1,123,860
Legal provision			16				16			43,066				43,066
Return of litigation losses					(2)		—					(5,159)		—
Return of bad debt losses					(1)		—					(3,948)		—
EBITDA Underlying	105	113	115	121	97	94	453	256,637	284,201	298,087	328,000	275,827	273,119	1,166,926
Other and HQ
EBITDA reported	24	17	(930)	(126)	(85)	(105)	(1,014)
Other	—	—	949	77	36	93	1,026
EBITDA Underlying	24	17	19	(49)	(49)	(12)	12
VIP Group Reported	938	1,069	58	811	758	795	2,875
One-offs	7	(3)	958	86	40	116	1,051
VIP Group Underlying	945	1,066	1,016	897	799	911	3,926

VimpelCom Ltd.

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	4Q15 as reported on February 17, 2016	Russia: reversal of restructuring provision	Italy: reversal of deferred tax liability on a loan	Uzbekistan reclassification	4Q15 Revised
Assets
Total non-current assets	13,317		17		13,334
Total current assets	5,387	(4)			5,383
Assets classified as held for sale	15,137				15,137
Total assets	33,841	(4)	17		33,854
Equity and liabilities
Equity attributable to equity owners of the parent	3,729	14	22		3,765
Non-controlling interests	129				129
Total equity	3,858	14	22		3,894
Total non-current liabilities	8,874			70	8,944
Total current liabilities	5,633	(18)	(5)	(70)	5,539
Liabilities associated with assets held for sale	15,477				15,477
Total equity and liabilities	33,841	(4)	17		33,854

USD mln	4Q15 as reported on February 17, 2016	Russia: reversal of restructuring provision	Italy: reversal of deferred tax liability on a loan	4Q15 Revised
Total operating revenues	9,625			9,625
Operating expenses	9,119	(18)		9,101
Operating profit	506	18		524
Profit before tax	(613)	18		(595)
Income tax expense	238	4	(22)	220
Profit for the period	(589)	14	22	(553)
Attributable to:
Non-controlling interest	103			102
Net income attributable to VimpelCom shareholders	(691)	14	22	(655)